                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         Quadlogic Controls Corporation
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

                       New York                                                    13-3109443
----------------------------------------------------------    -------------------------------------------------------
             (State or other jurisdiction of                           (I.R.S. Employer Identification No.)
             incorporation or organization)


            520 Eighth Avenue, New York, NY                                          10019
----------------------------------------------------------    -------------------------------------------------------
        (Address of principal executive offices)                                    (Zip Code)

Issuer's telephone number: (212) 930 - 9300

Securities to be registered under Section 12(b) of the Act:

                 Title of each class                                           Name of each exchange on which
                 to be so registered                                           each class is to be registered
                           N/A
----------------------------------------------------------    -------------------------------------------------------


Securities to be registered under Section 12(g) of the Act:

                     Common Stock, $0.01 par value per share
------------------------------------------------------------------------------
                                 (Title of class)










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Item 1. Description of Business.

Quadlogic Controls Corporation ("Quadlogic" or the "Company") is engaged in the design, manufacture and sale of the Transmeter'r' system, its proprietary `smart' electricity metering system. The Transmeter system consists primarily of the Transmeter itself and the Quadlogic Scan Transponder. The Transmeter is a digital, microprocessor-controlled meter that measures and monitors, on a real-time basis, the time and amount of electricity consumption and provides other diagnostic information regarding the quality of electricity. The data is communicated by the Transmeter to a central collection point over the same electric power lines from which the electricity is delivered. The Quadlogic Transponder is a master device which gathers the data from up to hundreds of Transmeters and communicates the data to the utility or its billing service generally via a modem. As a result of the Transmeter system's automated features and ability to collect and communicate data, the system eliminates the need for on-site meter reading and the use of individual telephone lines for each meter.

The Company believes that an important feature of the Transmeter System is its ability, in both commercial and residential multi-tenant structures, to enable automatic monitoring of electricity consumption in separate floors, apartments, offices, stores or other units. This permits equitable distribution of energy costs among multiple users within the same structure. Unlike most electro-mechanical meters in use throughout the world, the Transmeter System can be readily programmed to remotely effect electrical load control, detection of electric line losses, remote reduction or turn-off of power and various other functions important to power utilities, including implementation of complex rate structures and the ability to remotely read the building's gas and water meters. The Transmeter System offers the ability to implement advanced billing features including variable rates to end users based on negotiated contracts, time of day, power factor, and other variable criteria. The Transmeter System communicates bi-directional over the power lines.

Historically, substantially all of Quadlogic's meter sales have been derived from sales and installations of the Transmeter system for the submetering market. This market typically consists of real estate developers, electrical contractors and property management companies who wish to separately meter different areas or units of multiple tenant buildings. Typical submetered installations are in high-rise commercial, institutional and residential buildings, shopping malls and industrial facilities. As an extension of its business selling and installing the Transmeter system, Quadlogic offers to customers that purchase its products a meter reading and billing service.

The Company believes that, as a result of the worldwide trend toward increased deregulation and privatization of the electric utility industry, there is a growing market for sales of meters with the automatic meter reading and other advanced capabilities of the Transmeter directly to electric utility customers. Electric utilities which were traditionally monopolistic and vertically integrated are being divided into separate generation, distribution and meter reading companies. In many markets customers can aggregate their demand for electricity and contract to purchase bulk low cost electricity from generating companies distant from their old monopolistic supplier. The Company believes that the result is a transformed meter business with need for high technology, flexible, remotely readable metering equipment.

The Company was incorporated in the State of New York in 1982 and its manufacturing and corporate headquarters are located in New York City at 520 Eighth Avenue, New York, New York 10018. Its telephone number is 212-930-9300.

Products

The Company's initial family of Transmeters and related products have been commercially available since 1982. Since 1996, the Company has been working to upgrade its metering technology and expand its product line. The Company has completed or believes that it is close to completing most of its product line upgrades.

The following is a description of the Company's current family of Transmeter System products.


Quadlogic Product                       Product Description
-----------------                       -------------------

Transmeter Model RSM- 4                 Commercial metering device capable of collecting metering data

Minicloset Transmeter Model MC-4        Compact metering unit designed to accommodate up to eight
                                        commercial or 12 residential apartment units

Transmeter Model RSM-12                 Compact meter designed to be installed in individual apartments of multifamily residential buildings (no longer in production, replaced by Series
                                        10)

Scan Transponder ST-4                   Metering device with ability to collect data from Transmeters and communicate utility usage data to a central billing center

The Billing Center                      Central metered data collection point for the Company's meter reading, billing and system maintenance services

The Company is developing the following products to phase out its existing products. All new products will feature the Quadlogic ASIC'TM' Chip, a proprietary, custom-designed application specific integrated circuit.


Quadlogic Product                       Product Description
-----------------                       -------------------

Transmeter Model Series 10              Designed  to  replace  the RSM-12 for sale to  electric  supply  houses and residential  multi-family  apartment buildings.  The unit is designed to be smaller and less expensive than the RSM-12 and other competing products

Transmeter Model RSM-5                  Designed to replace the RSM-4 for the  commercial  and  industrial  market.
                                        It has increase memory and programmability at a lower cost than the RSM-4

Minicloset Transmeter Model Series 5    Designed to be a low-cost replacement for the MC-4,
                                        with a more simple mechanical configuration that is housed in one unit instead of two

Transmeter Model Series 20              A Transmeter  designed to replace today's standard 4, 5, 7 and 13 jaw round
                                        socket-type   electro-mechanical   meters,   quickly   without   extensive
                                        electrical installation work

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

Transmeter Model Series 50              Designed to consist of two meters, a single phase and a three phase meter, specifically to meet international regulatory specifications, required by countries outside North and Central America

Scan Transponder ST-5                   Metering device with ability to collect data from Transmeters and communicate utility usage data to a central billing center. Designed to replace the Scan Transponder ST-4

Billing Center Software                 Designed with an Oracle  database to replace the current  UNIX-based software, the new software will be used in the billing center


Quadlogic's new Series 5 family of meters will offer greater reliability, principally due to a dramatic decrease in the number of components with the meter and significantly more versatility of features, (i.e. expanded data logging capabilities, more flexible memory choices and enhanced communication capabilities), all at a lower price than the Series 4 family. The Company expects that all of its new products will be available for sale in 2000.

The Transmeter System

In a typical submetering installation, Transmeters are installed in all tenant spaces of a multi-unit building, and a Quadlogic Transponder is installed near the point where the electric power enters the building. The Transponder continuously reads data from the Transmeters via the building power lines, and then stores the data in permanent memory along with diagnostic and other data such as pulses from other energy meters. A central billing office retrieves the data in the Transponder by telephone. Accordingly, the system automatically reads electricity usage, and bills can be generated, without human intervention. If there is a power outage, local flash memory in each Transmeter stores data until power is restored.

With recent deregulation of the electric utility industry in North America and privatization and deregulation of the electric utility industry worldwide, Quadlogic believes that a large opportunity is developing to sell the Transmeter system to electric utilities. Electric utilities could use the Transmeter system to remotely read and accumulate, on a real-time basis, electricity consumption information for each of its customers. The features of the Transmeter system which are applicable to submetering would be applied by utilities on a larger and more diverse scale than a typical submetering installation by the Company. In a typical utility installation, Quadlogic Transponders could be installed by the utility at substations located in their distribution grid. Electric usage and other data is transmitted to the Transponder through the low and medium tension power lines.

The Company believes that the Transmeter system has several advantages over conventional electro-mechanical metering systems in use today, including:

Remote Communications over Power Lines and Telephone Lines

The Transmeter communicates electricity usage data to the Transponder over the power wires to which it is connected. This technique eliminates on-site meter readers as well as the need for dedicated cables required for standard hardwired electro-mechanical meter systems. Transponders contain a modem which transmits all collected data to a central billing system. The Company believes its power line communications

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technology is unique in that information can be continually updated (as frequently as every 5 minutes) and signals can be sent in both directions.

Computerized Solid State Meter

Transmeters are electronic devices controlled by an embedded microprocessor and employ non-volatile memory to retain data during power failures. Memory is protected from surges and transients on the power wires and a long-life battery maintains a real-time clock during a power outage. The programmability and non-volatile memory allow the Transmeter to offer features not available from a standard electro-mechanical meter such as customer-specific programming, internal data log or audit trail of usage and time-of-use billing.

The Quadlogic ASIC Chip

Quadlogic's newest technology is based on the ASIC chip, a proprietary, custom-designed application-specific integrated circuit. The Company believes that the ASIC chip technology represents a significant advance in automatic meter reading technology, adding functionality at a materially reduced cost. The ASIC chip is designed to permit automated assembly techniques and to improve reliability due to a two-thirds reduction in parts. Further, because the technology is largely encapsulated in a single complex chip, Quadlogic may benefit from better protection against piracy by copying or reverse engineering.

Ease of Initial Installation

Transmeters, except for the new Series 20 Transmeter, are housed in rugged metal boxes suitable for installation in electric closets or in walls near breaker panels within apartments or other metered units. All wiring terminates in a protective device called the fuse block, which is installed in the walls. This is the only part of the installation that requires a licensed electrician. Technicians can plug in the meter later without interrupting power to the customer or handling dangerous voltages.

Ease of Replacement Installation

The new Series 20 Transmeter is a round socket jaw meter housed in a durable plastic casing. This meter comes in 4 standard jaw configurations (4, 5, 7 &
13). The installation of this meter, as a replacement meter to today's standard electric utility meter, is simple in that the old meter is unplugged and the Series 20 is plugged in its place. No additional wiring or hardware is needed.

Time-of-Use Metering

The Transmeter is capable of measuring both the amount and time of use of electrical consumption. Time-of-use metering enables variable and negotiated electric rates that can increase a provider's revenue and improve utility efficiency. If a utility has difficulty supplying sufficient power during certain times of day, charging higher tariffs at that time will either discourage use at that time or provide additional revenue to increase capacity, spreading the demand to other times of day.

Remote Monitoring and Reading of Other Devices

The Transmeter can be connected to other devices to perform functions useful to a property owner or power utility. The Transmeter can be connected to gas, steam and water meters so that, through the Transmeter, those meters can be remotely read. The Transmeter can also be connected to security contacts, medical alerts or smoke alarms so that those devices could be remotely monitored.

Programmable Outputs

The Transmeter has a programmable output relay which can be used to disconnect a customer's electricity remotely eliminating the need for a service call in case of nonpayment. The Transmeter's relay can also be connected to devices which would sound an alarm or control equipment such as water heaters or air conditioners in an energy management system. The Transmeter can also be remotely programmed to respond to certain conditions based upon predetermined thresholds (i.e. the meter can be told to limit the amount of electricity available to a customer. This limit can be adjusted remotely on a regular basis).

Markets and Customers

Substantially all of Quadlogic's metering revenues to date have been derived from sales and installation of the Transmeter system for the submetering market. During the past year, the majority of the Company's metering sales were to submetering customers located in and around New York City, Boston, Philadelphia, Los Angeles and San Francisco. In addition, the Company sold meters internationally in Canada, Israel, Costa Rica, Panama, Puerto Rico and Chile.

In the New York City metropolitan area, meters are marketed and sold by the Company's internal sales force while outside of New York, Quadlogic, with the exception of Israel, has arrangements with distributors and agents to market and sell its product. In Israel, Quadlogic has a joint venture (Q.L.C. Israel L.t.d.) with a local Israeli electrical supply company that markets and sells Quadlogic meters on an exclusive basis. Quadlogic and the Israeli electrical supply house each own 47.5% of QLC Israel and management of this joint venture owns the remaining 5%.

Quadlogic's Transmeter Systems have been installed in numerous locations throughout the United States in residential, commercial, industrial and institutional buildings by such prominent builders and developers as Simon Properties, the Trump Organization, Cushman and Wakefield, Tishman Speyer, La Salle Partners and Helmsley Spear and in premier building complexes such as the Mall of America in Minnesota, Trump Park, the Trump Plaza, the Trump International Hotel and the Chrysler Building.

In addition to its submetering market, Quadlogic believes that worldwide utility deregulation is creating an expanding market for sales of Transmeters and Transponders directly to electric utilities. Utilities could utilize the same features of the Transmeter System as the Company's submetering installations, but on a larger scale. The Company believes that increasing direct sales to utilities would enhance the Company's profitability because while the technology for typical submetering installations and utility installations is essentially the same, metering for utility customers typically would involve a larger contract calling for more individual units and more predictable revenue.

Quadlogic also provides third-party billing services to some of its submetering customers. The Company's billing service customers pay recurring monthly fees per metering point for various services that may include preparation of electricity bills, analysis of energy usage, resolution of billing disputes, tests of field accuracy, field service and maintenance of equipment. Quadlogic is nearing completion of a new software system to read data and generate bills, and provide remote diagnostics. This program is expected to improve the productivity of Quadlogic's billing operations.

Competition

The emerging market for utility metering systems and the deregulation of the electric utility industry have led electronics, communications and utility product companies to begin development of various systems, some of which currently compete, and others of which may in the future compete, with the Transmeter system. Deregulation will likely cause competition to increase.

In the submetering market, Quadlogic's Transmeter System competes in two main categories: electronic metering, which is the development and sale of meters with more advanced measurement and monitoring capabilities than standard electro-mechanical meters, and meter communications, which is the development of remote reading capability for new and existing meters.

In electronic metering, major competitors include Siemens Energy & Automation, Schlumberger Technology Corporation, ABB Power T&D Company, Osaki and EMON. Due to the growing market for solid state meters, new meter companies are entering the market, and semiconductor companies such as Texas Instruments Corporation and SAMEC are designing chips which add advanced metering functions to existing electro-mechanical meters.

In meter communications, major competitors which market power line communication systems for existing electro-mechanical meters that need to be retrofitted to provide very limited data include Hunt Control Systems, Inc., Thorne EMI, Ikusi, Adaptive Systems, Inc., Intellon Corporation, Ampy, DCSI, Metricom, Inc., ABB Power T& D Company, and Echelon Corporation. Competing non-power line communication systems employ fixed or mobile radio frequency transmitters and receivers, inbound or outbound telephone using the customer's lines, cellular telephone or satellite. Competitive electricity metering systems that use non-power line communication systems are offered by Itron Inc., American Meter & Applicance, Schlumberger, Nertec, Inc., American Innovations Ltd., Badger Meter, Inc., General Electric, Metretek Technologies, Inc., Scientific Atlanta Inc. and Telemonitoring Systems.

Many of Quadlogic's present and potential competitors have significantly greater financial, marketing, technical and manufacturing resources, regulatory approvals, name recognition and experience than Quadlogic. Quadlogic's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products and services than Quadlogic. There can be no assurance that Quadlogic's competitors will not succeed in developing products or technologies that are better or more cost effective. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, including utilities, thereby increasing their ability to address the needs of customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. There can be no assurance that Quadlogic will be able to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on Quadlogic's business, operating results, financial condition and cash flows.

Quadlogic's challenge is to leverage its technology which both provides advanced electronic features and remote communications to capture a large share of the new deregulated market before competitors match the features of the Transmeter, or another technology becomes the de facto standard precluding the Transmeter from gaining wide acceptance. There can be no assurance that Quadlogic will be successful in its efforts.

Manufacturing

The Transmeter System is comprised of two main hardware components, the Transponder and the Transmeter. Quadlogic assembles the Transponder and all of its Transmeter models at its headquarters in New York. Population of the printed circuit boards are currently being performed by outside vendors. The Company intends to bring this function in-house when sufficient financing is available. By populating the printed circuitry boards in-house, the Company expects to realize substantial cost savings. Final testing and calibration of all models is also performed at Quadlogic's facility.

With the exception of the ASIC chip, which is sole-sourced, Quadlogic believes that all raw materials and production parts required in the manufacture of its products are and will continue to be readily available from several sources of supply. Quadlogic maintains an inventory of several production parts, as well as some finished goods. If production requirements are great enough and internal capacity proves inadequate, the Company believes that it can shift some assembly to overseas manufacturers or contract with additional domestic subcontractors. While the Company believes that there are available overseas contract manufacturers and domestic contractors if the Company needs to utilize their services, there may be delays in production in transitioning manufacturing overseas which could materially adversely affect the Company.

Employees

The Company has 34 full-time employees, of whom four are executive personnel, five are sales personnel, eight are billing and customer service personnel, three are research and development personnel, nine are manufacturing operation personnel and five are accounting and finance and general and administrative personnel. The Company considers its relations with its employees to be good and has experienced no labor problems. None of the Company's employees are represented by unions. The Company's business is dependent on the services of highly qualified technical personnel who are expert in computer hardware and software design and engineering. There can be no assurance that the Company will be able to continue to locate and hire qualified personnel.

Regulation

In the United States different approvals and testing processes can be required in different states for meter accuracy and/or various states and local laws may require an approval process prior to the installation of a submetering system. In the states where Quadlogic meters are currently sold, the Company believes it complies with all regulations. As the Company begins to penetrate the electric utility market, it is likely that its meters will be required to be approved for meter recording accuracy purposes by either individual electric utility or the state public service commission of the state in which the metering site is located. Although the Company believes its meters will pass any tests that might be required of its new family of meters (Series 5), it has not yet submitted any of these meters for testing. However, Con Edison has tested and approved for use in a Con Edison energy rebate program the Company's current family of meters (Series 4).

Internationally the Company must submit and pass the following two principal regulatory approval processes:

Measurement Canada Approval

Prior to selling any meters in Canada, a Canadian Federal Agency called Measurement Canada performs detailed tests to measure the accuracy and performance of the meters. Quadlogic's RSM-4 and Minicloset-4 product line have been approved for sale in Canada. The Company expects to submit for approval its Series 10, Series 20 meters and its Series 5 Minicloset. The Series 10 and Series 20 meters are expected to be submitted during March 2000 and the Series 5 Minicloset is expected to be submitted in April 2000. The Company has no control over the timing of the approval process.


International Electrotechnical Commission (IEC) Approval

Electricity meters sold in substantially all countries outside of North America and certain Central American and Carribbean countries, that are used for revenue generating purposes, must meet IEC standards. Electricity meter sales to the submetering market in these countries (e.g. Israel and Chile) are not necessarily subject to these standards and therefore the Company is currently able to sell a limited number of its meters internationally.

The Company believes that there will be a large demand for its new product line in the international market and therefore intends to seek IEC approval. Quadlogic believes its Series 50 international meters will conform to the required standards and expects to submit the Series 50 meters for approval in 2000. Once submitted, it is expected that the approval process will take approximately 12 to 16 weeks.

Risk Factors

There is no active market for Quadlogic Common Stock and the Company did not file any periodic reports under the Securities Exchange Act of 1934, from 1991 to the present.

The Company had its initial public offering in 1987 and filed periodic reports required by the Securities and Exchange Commission (the "SEC") for publicly traded companies. However, by 1991 the number of shareholders of the Company fell below the requirements for filing these periodic reports under the Securities Exchange Act of 1934, as amended (the "34 Act"). In 1991 the Company filed a Form 15 or "Deregistration" with the SEC notifying the SEC of its intent to cease filing periodic reports under the 34 Act. Accordingly, Quadlogic has not reported any financial or other data since 1991 until the date of this report. Any trades in the Common Stock which have been made on the OTC Bulletin Board or by any other means during this period were made without the benefit of any public information such as financial statements.

The Company has a recent history of losses and may not achieve profitability.

Principally due to its recent development efforts and poor sales in the submetering market, the Company has incurred substantial losses for the past three years and has generated an accumulated deficit of approximately $7.2 million through November 30, 2000. The Company is just completing the development of its new line of products and it is in the early stages of marketing the new products, particularly to electric utilities and to international customers. As a result, the Company will need to spend considerable time and money on marketing and sales, including pilot projects and beta testing, as well as on obtaining international regulatory approvals. The Company's ability to achieve profitability depends on many factors, including obtaining and maintaining regulatory approval to sell its meters in Canada, the continuation of deregulation of the electric utility industries in North America, acceptance of its new series of meters by the submetering and utility marketplace and competitive pressures.

The Company may not be able to raise additional funds which will be needed to successfully operate and grow the Company's business.

The Company believes that its cash reserves, its cash flows from operations, its current backlog of customer orders and historical level of monthly sales will be adequate to fund operations through November 2000. The Company will need substantial additional funds sooner in order to expand its marketing, sales and regulatory activity and to expand production if it receives a significant order from a customer. Consequently, the Company may require substantial additional funds during or after this period. Additional financing may not be available on favorable terms or at all. If the Company raises additional funds by selling stock, the percentage ownership of the Company's shareholders will be reduced. Funding, whether from a public or private offering of stock, a bank loan or a collaborative agreement, may not be available when needed or on favorable terms. If the Company cannot raise adequate funds to satisfy its capital requirements, the Company may have to limit, delay, scale-back or eliminate its research and development activities or future operations significantly. The Company might be forced to license its technology or to commercialize its products with the help of others when it would be more profitable or strategically important for the Company to not take such actions. Any of these actions may materially and adversely affect the Company.

The Company's sales and profitability will be dependent on the utility industry's acceptance of its new products.

For Quadlogic's sales to grow significantly and for Quadlogic to achieve profitability, Quadlogic's products and services must be accepted by utility companies. Utility companies have historically been cautious in adopting new technology. Although the Company believes that deregulation and competition affecting utilities will drive them to cost saving technologies, Quadlogic has no control over the adoption of technology upgrades and the timing and extent of any technology upgrades cannot be predicted with any accuracy. If the utility industry adopts a different technology as the "standard," the Company's products could be incompatible with the standard and effectively precluded from the market. Quadlogic's business, operating results, financial condition and cash flows will be materially and adversely affected if the utility industry is slow in adopting or does not adopt new technologies and services offered by Quadlogic or if the Company is unable to accurately predict and react quickly to changes in accepted metering and data collection standards.

Competition in the utility metering business is intense and increasing.

Currently, many companies, including major meter companies and meter communication companies are engaged in the development of products and systems which serve similar functions to our products and services. Many of Quadlogic's present and potential competitors have significantly greater financial, marketing, technical and manufacturing resources, regulatory approvals, name recognition and experience than Quadlogic. Quadlogic's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products and services than Quadlogic. There can be no assurance that Quadlogic's competitors will not succeed in developing products or technologies that are better or more cost effective. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, including utilities, thereby increasing their ability to address the needs of customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. There can be no assurance that Quadlogic will be able to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on Quadlogic's business, operating results, financial condition and cash flows.

There are risks associated with the Company's international expansion efforts.

Quadlogic has dedicated, and expects to dedicate, substantial resources to the development and maintenance of international customers. The international market for the Company's products and services may not develop as quickly as the Company anticipates or at all. The development and maintenance of international markets pose particular operating difficulties due to:

       - the degree of governmental regulation of utilities in other countries;
       - changes in regulatory requirements;
       - labor costs;
       - potential problems in collecting accounts receivables in foreign countries;
       - fluctuations in currency exchange rates;
       - local taxes and tariffs;
       - local trade barriers;
       - local intellectual property protections; and
       - local and potentially unstable political and economic conditions.

Additionally, the Company may not be able to develop and implement versions of its metering systems that are compatible with local systems at an efficient time or cost, if at all.

Failure of the Company to obtain international regulatory approvals or for its products and services to comply with government regulations would have a material adverse effect on the Company.

A significant part of Quadlogic's business is the sale of the Transmeter system for submetering installations. Submetering is subject to state, local and administrative laws relating to the installation and operation by a building owner of electric meters and submetering systems. Government regulations in the U.S. regarding submetering vary from state to state, and in some states submetering is prohibited entirely. For example, in New York, one of Quadlogic's major markets, building owners must obtain regulatory approval before a metering system can be installed in a residential project. Other states restrict the type of buildings that may be subject to submetering. Additionally, submetering is prohibited entirely in some foreign countries. Even in jurisdictions where installation of Quadlogic's equipment has been approved for submetering, the procedures required to obtain regulatory approval for a proposed installation may discourage certain potential submetering customers from purchasing the Company's products. These regulations could have a material adverse affect on the Company's financial condition and results of operation.

Quadlogic expects to focus substantial efforts on sales of its products directly to electric utilities. Quadlogic has been at a disadvantage in most countries outside of the United States with respect to sales to utilities in part because the Transmeter has not conformed to the IEC Standard which is widely adopted outside of the U.S. The new generation of Transmeter is designed to conform to this international standard, but the Company has no assurance that international standards will remain as they are or that the Company can continue to conform to international standards or adjust to any future changes in international standards. Any such failure to conform to international regulatory standards would have a material adverse effect on the Company.

The Company relies on attracting and retaining key personnel.

Quadlogic is very dependent upon its key management and technical personnel. The Company's future success could be materially and adversely affected if Sayre Swarztrauber or Doron Shafrir were to leave the Company. There can be no assurance that Quadlogic's key personnel will not leave the Company in the future. At present the Company does not maintain key man life insurance policies for any of its employees where benefits accrue to the Company. The future success of the Company is also dependent upon its ability to identify, hire, train and retain qualified technical, marketing and other personnel. Competition for talented employees in the Company's industry is extremely high and the Company may not be able to recruit or retain enough qualified employees in the future. If Quadlogic is unable to recruit and retain enough qualified employees, its business, operating results and financial condition could be materially and adversely affected.

The Company relies on intellectual property protections.

Quadlogic relies on its patents, trade secrets, trademarks, confidentiality and licensing agreements to establish and protect its intellectual property rights. The Company's success is highly dependent upon maintaining those protections in the United States and abroad. While the Company has obtained and applied for patents, and intends to file other applications for patents covering its products and processes, additional patents may not be issued or, if issued, may not provide adequate protection for the Company's proprietary rights. In addition, any patents issued to the Company or licensed by the Company may be challenged, invalidated or circumvented, and the patent rights may not adequately protect the Company's intellectual property rights.

Since United States patent applications are maintained in secrecy until patents are issued, and since publication of inventions in the technical or patent literature tend to lag behind such inventions by several months, the Company cannot be certain that it was the first creator of inventions covered by its issued patents or pending patent applications, that it was the first to file patent applications for such inventions or that no patent conflict will exist with other products or processes which could compete with the Company's products or approach. Despite its efforts, the Company may not be able to safeguard and maintain these proprietary rights, and the Company's competitors may independently develop and patent technologies that are substantially equivalent or superior to the Company's technologies. Participants in the wireless industry, including competitors of the Company, typically seek to obtain patents which will provide as broad a protection as possible for their products and processes. There is a substantial backlog of patents pending at the United States Patent and Trademark Office. The issuance of third-party patents could require the Company to alter its products or processes, obtain licenses or cease certain activities. An adverse outcome with regard to a third-party patent infringement claim could subject the Company to significant liabilities, require disputed rights to be licensed or restrict the Company's ability to use such technology. The Company also relies to a substantial degree upon unpatented trade secrets. Others, including the Company's competitors, may independently develop or otherwise acquire substantially equivalent trade secrets. In addition, whether or not additional patents are issued to the Company, others may receive patents which contain claims applicable to products or processes developed by the Company. If any such claims were to be upheld, the Company would require licenses. Such licenses may not be available on acceptable terms, if at all. In addition, the Company could incur substantial costs in defending against suits brought against it by others for infringement of intellectual property rights or in prosecuting suits which the Company might bring against other parties to protect its intellectual property rights.

The Company relies on third party suppliers for component parts.

Quadlogic's Transmeters and Transponders are controlled by an embedded microprocessor and contain printed circuit boards. These printed circuit boards and component parts, are manufactured by a limited number of outside vendors. Vendors who currently supply the Company with the necessary printed circuit boards and component parts may not be able to meet the Company's demand for additional parts in a timely manner if at all. To date, Quadlogic has been able to adequately source its printed circuit boards but there is no assurance it will be able to do so in the future from its current vendors. Although there are alternative suppliers for such parts these suppliers may not be able to deliver sufficient quantities of parts at a cost that is reasonable if at all.

If the Company is unable to procure its printed circuit boards or component parts from outside vendors in sufficient supply at a reasonable price or if there is a significant price increase of in these parts or, an interruption in supply or any quality problems related to component parts, Quadlogic's business, operating results and financial condition would be materially and adversely affected.

The Company may not be able to renew its current customer contracts.

Quadlogic's current business plan involves a substantial amount of service contracts that provide billing data in addition to selling its metering systems to utility companies and building contractors. Currently Quadlogic has approximately 120 service contracts, representing 83% of its billing service revenue. All of these contracts are subject to termination under a 30 day notice provision. In addition, Quadlogic may not be able to contract with other customers for its services due to greater competition or other market forces. If the Company is unable to meet its contracted performance standards or is unable to attract and retain new billing service clients, its business, operating results and financial condition may be materially and adversely affected.

Quadlogic has never paid dividends.

The Company has never paid dividends to its stockholders. It intends to retain earnings, if any, to support the Company's future business and development needs and has no plans to pay dividends in the future.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking Statements--Cautionary Factors

Statements included in this Form 10-SB which are not historical in nature are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding our future business prospects, plans, objectives, expectations and intentions are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those projected or suggested in the forward-looking statements, including, but not limited to: the inability to raise additional capital and the possibility that sales to electric utilities do not materialize as quickly as expected or at all, as well as the risks set forth in Item 1 of this Form 10-SB.

Overview

Quadlogic designs, develops, manufactures and sells the Transmeter system, its proprietary electricity metering system, to commercial and residential building owners, shopping malls, industrial complexes and electric utilities. The Transmeter system consists of the Transmeter, a digital microprocessor-controlled meter that measures consumption of electricity and other usage data, and the Transponder, a master device which gathers the individual meter data and communicates data to the utility or billing service generally via a modem.

Historically, substantially all of Quadlogic's metering sales have been derived in the submetering market. However, with the recent advent of deregulation of the electric utility industry in North America and privatization and deregulation of the electric utility industry worldwide, Quadlogic believes that a large opportunity is developing to sell its Transmeter system to electric utilities worldwide. The Quadlogic Transmeter System would allow electric utilities to remotely read and accumulate on a real time basis electric consumption information for each of its customers.

As an extension of its metering business, Quadlogic offers to customers that purchase its Transmeter system a reading and billing service. Many of Quadlogic's customers take advantage of this service since it frees them of the monthly responsibility to read and calculate their tenants electric bills. For a customer who prefers to perform the reading and billing function themselves, Quadlogic provides the required software for a nominal charge.

Results of Operations for the Years Ended February 28, 1999 Compared to February 28, 1998.

Revenues

Total revenues increased 30% to $3,423,261 for the year ended February
28, 1999 from $2,635,135 for the year ended February 28, 1998. The increase was due to a 52% increase in sales of meter systems. The year to year increase in absolute dollars is primarily attributable to an increase in commercial projects. Billing service revenues increased 3% from the year ended February 28, 1998. This increase is attributable to new service contracts resulting from meter sales in the New York area where the Company's billing service is the most active.

Gross Profit

The total gross profit for the Company increased 6% to $1,453,229 for the year ended February 28, 1999 from $1,365,365 for the year ended February 28, 1998.


Although meter sales increased 52% for the year ended February 28, 1999 from the previous year-end, the gross profit improved only 2%. This is primarily attributable to an increase in the general inventory reserve, an inventory write-off of discontinued parts, material cost increases attributed to contract assembly, depreciation for newly acquired assets, and higher costs of a new leased facility that expanded our total facility square footage from 7,500 to 25,000. The gross profit on billing services increased 11%, which was primarily attributable to a reduction in personnel and such related costs.

Operating expenses

Operating expenses, consisting of selling, research and development and general and administration expenses, was $3,670,361 for the year ended February 28, 1999 compared to $1,713,892 for the year ended February 28, 1998.

Selling

Selling expenses consist principally of personnel costs, including commissions paid to sales personnel and manufacturers representatives, travel, telephone, promotional literature, trade shows and other promotional costs. Selling expenses increased by 105% to $1,374,984 for the year ended February 28, 1999 from $672,174 for the year ended February 28, 1998. The year to year increase in absolute dollars in selling expenses were primarily attributable to an increase in sales and marketing personnel and related expenses associated with increased customer contact and a long sales cycle for large systems. In addition the Company attended additional trade shows, and increased its expenditures for promotional literature and technical manuals.

Research and Development

Research and development costs consist principally of next generation product development, continuing software system development, personnel costs, professional services, depreciation, and engineering design and testing. Research and development costs are expensed as incurred. Research and development expenses increased 132% to $1,283,981 for the year ended February 28, 1999 from $553,926 for the year ended February 28, 1998. The year to year increase in absolute dollars in research and development expense is primarily attributable to a write-off of deferred tooling costs due to product redesign and costs incurred in new product development, continuing software development, and an increase in hardware and software design personnel and related costs.

General and administrative

General and administrative expenses include compensation paid to general management, administrative personnel costs, insurance, depreciation, and other general administrative expenses, including fees for professional services. General and administrative expenses increased 107% to $1,011,396 for the year ended February 28, 1999 from $487,792 for the year ended February 28, 1998. The year to year increase in absolute dollars in general and administrative expense is attributable to an increase in personnel and related costs, higher costs of a new leased facility that expanded our total square footage from 7,500 to 25,000, an increase in insurance costs and professional fees, depreciation for newly acquired assets, and an increase in the general reserve for bad debts.

Royalty Income, Related Party

Royalty income for the year ended February 28, 1999 was $29,167. The Company will earn a minimum royalty of $50,000 from its Israeli affiliate for the twelve month period ended August 1999.

Interest Expense

Interest expense for the year ended February 28, 1999 increased 76% to $281,615 from $160,117 for the year ended February 28, 1998. The year to year increase in absolute dollars in interest expense is attributable to additional lease obligations, amortization of loan discount, and a scheduled rate increase on a long-term note.

Equity in Loss of affiliated company

The equity in loss of affiliated company for the year ended February 28, 1999 was $28,018. The Company's 47 1/2% ownership of its Israeli affiliate was effective August 1998.

Provision for income taxes

There was no provision for federal or state income taxes for the years ended February 28, 1998 & 1999. At February 28, 1999 the Company had approximately $6,700,000 of net operating loss carryforwards, expiring in the years 2001 through 2014, available to offset future federal and state income taxes.

Results of Operations for the Nine Months ended November 30, 1999 Compared to November 30,1998.

Revenues

Total revenues were $2,678,795 for the period ended November 30, 1999 compared to $2,522,525 for the period ended November 30, 1998. Sales of "smart" meter systems increased 4% to $1,680,193 for the period ended November 30, 1999 from $1,622,382 for the period ending November 30, 1998. Billing services increased 11% to $998,602 for the period ending November 30, 1999 from $900,143 for the period ending November 30, 1998. The period to period increase in absolute dollars for billing service revenues is attributable to several commercial and residential metering projects that also contracted for our billing services. The Company expects the fourth quarter to continue the same trend as the most recent nine months ended November 30, 1999.

Gross Profit

The total gross profit for the Company increased 3% to $1,215,134 for the period ending November 30, 1999 from $1,178,936 for the period ending November 30, 1998. "Smart" meter sales contributed $612, 703 for the current period compared to $575,507 for the period ending November 30, 1998 or a 6% increase in line with sales growth. Billing services contributed $602,431 for the current period compared to $603,429 for the period ending November 30, 1998. Although billing service revenues increased 11% the effect on gross profit was minimal. This is attributable to an increase in depreciation on new software, a pro-rata share of lease cost for new facility, and additional customer support and field service personnel and related costs. The Company expects the fourth quarter to continue the same trend as the most recent nine months ended November 30, 1999.

Operating expenses

Operating expenses, consisting of selling, research and development and general and administration expenses, decreased 38% to $1,832,659 for the period ended November 30, 1999 from $2,974,824 for the period ending November 30, 1998.

Selling

Selling expenses consist principally of personnel costs, including commissions paid to sales personnel and manufacturers representatives, travel, telephone, trade shows and other promotional costs. Selling expenses decreased by 32% to $743,575 for the period ending November 30, 1999 from $1,087,589 for the period ended November 30, 1998. The period to period decreases in absolute dollars in selling expenses were primarily attributable to a decrease in expenditures for promotional literature and technical manuals, reduction in travel and trade show expenses, reduction in personnel and its related costs, and a reduction in marketing costs and placement fees.
The Company expects the fourth quarter to continue the same trend as the most recent nine months ended November 30, 1999.

Research and Development

Research and development expenses consist principally of next generation product and continuing software system development, personnel costs, supplies, depreciation, engineering design and testing. Research and development costs are expensed as incurred. Research and development expenses decreased 64% to $399,771 for the period ended November 30, 1999 from $1,120,803 for the period ended November 30, 1998. The period to period decrease in absolute dollars in research and development expense is primarily attributable to a significant reduction in next generation product and software development, including a write-off of deferred tooling costs due to product redesign, reduction in hardware and software development personnel and its related cost. The Company expects the fourth quarter to continue the same trend as the most recent nine months ended November 30, 1999.

General and administrative

General and administrative expenses include compensation paid to general management, administrative personnel costs, insurance, depreciation, and other general administrative expenses, including fees for professional services. General and administrative expenses decreased 10% to $689,313 for the period ended November 30, 1999 from $766,432 for the period ended November 30, 1998. The period to period decrease in absolute dollars in general and administrative expense is attributable to a reduction in consulting fees, a reduction in a one-time charge for relocation expenses, and a decrease in overhead personnel partially offset by the addition of a Chief Operating Officer. The Company expects the fourth quarter to continue the same trend as the most recent nine months ended November 30, 1999.

Royalty Income, Related Party

Royalty income from the Company's Israeli affiliate for the period ended November 30, 1999 increased to $26,835 for the period ended November 30, 1999 compared to $16,667 for the period ended November 30, 1998. The period to period increase in absolute dollars is attributable to a change in the royalty earned from a specified minimum in period ending November 30, 1998 to 5% of sales, and a full nine month period compared to four months for the period ended November 30, 1998. The Company expects the fourth quarter to continue the same trend as the most recent nine months ended November 30, 1999.

Interest Expense

Interest expense increased 22% to $242,619 for the period ended November 30, 1999 from $199,418 for the period ended November 30, 1998. The period to period increase in absolute dollars for interest expense is primarily attributable to additional lease obligations, amortization of loan discount, and a scheduled rate increase on a long-term note. The Company expects the fourth quarter to continue the same trend as the most recent nine months ended November 30, 1999.

Equity in Profit (Loss) of affiliated company

The equity in profit of an affiliated company (47 1/2% owned) for the period ended November 30, 1999 was

$29,319 compared to a loss of $22,414 for the period ending November 30, 1998. The period to period increase in absolute dollars is a positive change of $51,733. This change is attributable to nine months of operations compared to four months for the period ending November 30, 1998. The Company expects the fourth quarter to continue the same trend as the most recent nine months.

Provision for income taxes

There was no provision for federal or state income taxes for the periods ended November 30, 1999 & 1998. At November 30, 1999 the Company has approximately $7,500,000 of net operating loss carryforwards, expiring in the years 2001 through 2014, available to offset future federal and state income taxes.

Liquidity and Capital Resources

In anticipation of the need for sophisticated electronic metering devices, the Company undertook a development effort in 1996 to significantly upgrade its metering technology, expand its product line and prepare, by expanding the Company infrastructure in terms of personnel and production capabilities, for large scale manufacturing. The Company's cash flow from the submetering and billing business has been, and continues to be, inadequate to fund the Company's development efforts and operations.

As a result, over the past three years, it has been necessary for the Company to raise a significant amount of outside capital to fund its development. The Company raised net proceeds $921,544 in fiscal 1998 and $2,288,075 in fiscal 1999 for a total of approximately $3,209,619.

In May, 1998, the Company sold 270,000 shares of its $1.80 Convertible Preferred Stock, Series A for gross proceeds of $486,000 before underwriting expenses.

In June 1998, the Company entered into an agreement with Noga Electrotechnica Ltd. , an affiliate of Itzhak Goldenberg, a shareholder of the Company, pursuant to which the Company obtained the right to sell to Noga, between June 1, 1998 and December 31, 1998, shares of Common Stock valued at between $1 million and $2 million in the aggregate. In accordance with the agreement, the price per share for all shares sold before August 31, 1998 was $1.35, and the price per share for all shares sold after August 31, 1998 was $1.62. To the extent that Quadlogic did not exercise its entire right to sell shares to Noga, Noga was to receive a warrant to purchase shares with an aggregate value of $2 million, less the value of the shares sold by Quadlogic, at an exercise price of $2.17 per share. The warrant was to be exercisable at any time prior to December 31, 1999. Pursuant to the agreement, Quadlogic sold an aggregate of 1,358,025 shares of Common Stock under the Noga agreement for $2 million.

In April, 1997, the Company sold 329,000 shares of its Common Stock for proceeds of $411,250; in October, 1997, the Company issued 212,500 shares of its Common Stock through the exercise of warrants for proceeds of $35,295 and in February, 1998, the Company issued subscriptions for 351,852 shares of Common Stock in exchange for notes receivable in the amount of $474,999 (these notes were paid in full during the sixty-day period ending April 30, 1998).

In February 1996, the Company entered into a promissory note agreement with Marc Howard Segan, a stockholder and director, in the amount of $660,000. The Company was in default in the payment of principal and interest on the note. As a result, the note was amended as of October 31, 1999 to provide (i) for the Company to pay to the holder $42,735 of accrued and unpaid interest through November 1, 1999,

(ii) that beginning on December 1, 1999, and continuing on the first business day of every month thereafter, through March 1, 2000, the Company pay to the holder $7,122.50, which amount represents only interest at the rate of 12.950% per annum and (iii) that beginning on April 1, 2000, and continuing on the first business day of the following sixty (60) months thereafter, the Company pay to the holder $15,000, representing the amortized principal amount due under the note with interest at the rate of 12.950% per annum. In connection with the extension and restructuring of the note and the waiver of existing defaults under the note, the Company issued to Marc Howard Segan warrants to purchase 75,000 shares of common stock. The warrants expire on December 31, 2004 and are exercisable at the following prices: $1.75 per share for warrants exercised on or before December 31, 2001; $2.25 per share for warrants exercised on or before December 31, 2002; $2.75 per share for warrants exercised on or before December 31, 2003; and $3.25 per share for warrants exercised on or before December 31, 2004. The note is pre-payable by the Company provided that it pays a prepayment premium decreasing from $100,000 to $4,700 depending on when the note is prepaid.

In September, 1999, the Company obtained a $1 million line of credit from Bank Hapoalim. The Company has drawn down substantially all of the $1 million in three increments; $400,000 on September 24, 1999, $200,000 on November 24, 1999 and $390,000 on February 2, 2000. The three increments are due and payable on September 22, 2000, November 22, 2000 and November 1, 2000, respectively. The Company has used the proceeds for working capital and general corporate purposes, including product development, regulatory activities and technical support for pilot projects. The line of credit bears interest at a floating rate based on LIBOR and is secured by guarantees of Noga Electro-Mechanical Industries (1986) LTD, an affiliate of Itzhak Goldenberg, a shareholder of the Company, and affiliates of Noga. In return for the guarantee, affiliates of Noga, including Mr. Goldenberg, will receive warrants from the Company to purchase an aggregate of 1,410,000 shares of common stock. The exercise price of the warrants is $1.75 per share; provided that, to the extent that the Company needs proceeds to pay any amount of the line of credit when due, the Company can force the exercise, at an exercise price of $1.25 per share, of that number of warrants as is necessary to generate proceeds to pay the line of credit.

Over the next 12 months, the Company expects to need approximately $300,000 to complete the development of its electricity meter that will be sold in markets outside of North America, Central America and certain Caribbean countries. All of the new family of meters being developed for the North America, Central America and certain Caribbean countries' markets are complete or substantially complete and require minimal amounts of additional funding. The Company believes that worldwide there are many large opportunities for utility sales and submetering installations. Should the Company be successful in obtaining large utility orders, it will need substantial additional funds to provide working capital for increased inventory and accounts receivable levels and to provide funding for additional investments in production, calibration and testing equipment. In addition the Company needs to increase its sales and technical support staff, which presently consists of 9 employees. The Company currently has cash and cash equivalents of approximately $275,000. Consequently, the Company will need substantial additional funds to fill any substantial orders for products. Funding, whether from a public or private offering of stock, a bank loan or a collaborative agreement, may not be available when needed or on favorable terms. If the Company raises additional funds by selling stock, the percentage ownership of our then current shareholders will be reduced. If the Company cannot raise adequate funds to satisfy its capital requirements, the Company may have to limit, delay, scale-back or eliminate our product development, sales and marketing activities and future operations significantly. The Company might be forced to license or sell its technology or to commercialize our products with the help of others when it would be more profitable or strategically important for us to not take such precipitous actions. Any of these actions may materially and adversely affect the Company.

Item 3. Description of Property.

The Company's offices are located at 520 Eighth Avenue, New York, New York 10019. The Company occupies one floor of this building totaling approximately 25,000 square feet under a 10-year lease agreement extending through March 31, 2008 at an annual rental rate of approximately $338,000 payable in monthly installments. The Company's facilities at this location include manufacturing, administrative offices, a laboratory and technical work space. The Company believes that its present facilities are adequate for its current business needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of December 20, 1999, (i) by each director, (ii) by each person known by the Company to own beneficially more than 5% of the Company's common stock, (iii) by the executive officers named in the Summary Compensation Table set forth in "Executive Compensation," and (iv) by all directors, and officers of QLC as a group.

                             Beneficial Ownership(1)



                                                                                            Percent of
   Directors, Officers and                                      Series A                     Aggregate
      5% Stockholders              Common Stock              Preferred Stock                Voting Power
      ---------------              ------------              ---------------                ------------

                               Number of                    Number of
                               Shares          Percent       Shares         Percent
                               ------          -------       ------         -------

Sayre Swarztrauber (2)......   1,738,290       21.20%        __             __             29.87%(3)
Doron Shafrir (4)...........   1,051,000       12.80%        __             __             12.80%
Israel Averbach (5).........     690,061        8.43%        __             __              8.43%
Robert Wright...............       7,500         *           __             __               *
Marc Segan..................     344,000        4.20%        __             __              4.20%
Noga Electrotechnica........     709,876        8.67%        __             __                 0%(3)
Peter Fagan.................      10,000         *           __             __               *
All officers and directors
as a Group..................   3,840,851       46.94%                                      55.62%

* less than 1 percent

(1) Beneficially owned shares include shares over which the named person exercises either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse, minor children or relatives sharing the same home, (ii) by entities owned or controlled by the named person, and (iii) by other persons if the named person has the right to acquire such shares within sixty (60) days by the exercise of any right or option. Unless otherwise noted, all shares are owned of record and beneficially by the named person.

(2)  Includes 100,002 shares held by Mr. Swarztrauber's parents in their joint
     names.   The balance of 1,638,288 shares held are by Mr. Swarztrauber directly.

(3) Includes 709,876 shares held by Noga Electrotechnica under a voting agreement providing Mr. Swarztrauber with the power to vote said shares.

(4) Includes 51,000 shares held by Mr. Shafrir's father, and 1,000,000 shares held by Mr. Shafrir directly.

(5) Does not include 30,000 currently exercisable warrants at $2.00 per share held by Mr. Averbach. These warrants expire on April 26, 2000.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Management

The following table sets forth certain information with respect to the directors and executive officers of Quadlogic:


              Name                       Age                                       Position(s)
            -------                     -----                                     -------------
Sayre Swarztrauber                       43                                    Director, Chairman, CEO

Doron Shafrir                            52                                    President and Director

Peter Fagan                              46                                    Director and Chief Operating Officer

Robert Wright                            74                                    Director

Marc Segan                               43                                    Director

Israel Averbach                          45                                    Director

Yona Yehudai                             44                                    Executive Vice President, Sales and
                                                                               Marketing

Michael Wirth                            53                                    Controller

Sayre Swarztrauber, Chairman and Chief Executive Officer. Sayre Swarztrauber is a co-founder of Quadlogic. He is responsible for the design of the Transmeter System, including the automatic test and calibration features now in use. Prior to founding Quadlogic, he was President of Swarztrauber-Segan Inc. which designed components used in the manufacturing of automotive accessories, toys, and other consumer products. Mr. Swarztrauber received his B.A. in Physics in 1977 from Princeton University.

Doron Shafrir, Director and President. Doron Shafrir is a co-founder of the Company. From 1974 to 1978, Mr. Shafrir was a manager and chief engineer of Codata Corporation, a manufacturer of energy conservation, fire alarm and security systems for hi-rise buildings. Prior to this, Mr. Shafrir was President of Electro-Fun Inc., a manufacturer's representative for National Semiconductor Corporation Mr. Shafrir received both his B.S.E.E. and M.S.E.E. degrees in Electrical Engineering from Fairleigh Dickinson University.

Peter J. Fagan, Director and Chief Operating Officer. Peter Fagan has been the Company's Chief Operating Officer since April, 1999 and a director of the Company since September, 1999. From January 1993 to March 1999, Mr. Fagan was a Managing Director at Liberty Power; an independent power development firm devoted to the financing, ownership and operation of electric generating, transmission and distribution assets in the Americas and Eastern Europe. Between 1987 and 1993, Mr. Fagan was employed by United Thermal Corporation initially as its Chief Financial Officer and later as its President and a member of the Board of Directors. Prior to United Thermal, Mr. Fagan worked for the audit staff of Coopers and Lybrand. Mr. Fagan is a Certified Public Accountant and received his B.S. in Accounting and Finance from C.W. Post College.

Robert F. Wright, Director. Mr. Wright has been a director of the Company since March 1999. Mr. Wright has been president of Robert F. Wright Associates since 1988, when he retired as a Senior Partner of Arthur Andersen LLP where he worked since 1948. Mr. Wright serves on the board of directors of several companies, including Deotexis, Inc., GVA Williams, Hanover Direct, The Navigators Group, Inc., Reliance Standard Life Insurance Co. and Affiliates, Rose Technology Group Limited, Universal American Financial Corp., and U.S. Timberlands Company, LP. Mr. Wright is a member of the New York State Society of CPA's where he chairs or has chaired numerous senior committees. He received his BA from Michigan State University and his MBA from New York University.

Marc H. Segan, Director. Mr. Segan is one of the Company's founders and has been a director of the Company since March 1999. He is the president of M. H. Segan & Company Inc., an invention and product development firm which he founded 20 years ago. Mr. Segan is a graduate of Princeton University with a degree in Philosophy.

Israel Averbach, Director. Mr. Averbach has been a director of the Company since March 1999. He is the General Manager (the equivalent of CEO) of the Lev Ofir Group of Kadima, Israel, a major distributor of electrical equipment to the electric utility and the electrical contracting industries.

Yona Yehudai, Executive Vice President, Sales & Marketing. Ms. Yehudai recently joined the Company from Sefen Company, where she served as Chief Executive Officer. While at Sefen Company, Ms. Yehudai managed 350 employees and
$60 million in annual revenues. Ms. Yehudai received her Masters degree in business, specializing in international trade and marketing and in Talmum, the study of religion and Jewish law from Tel Aviv University, Talmund University and Bar-Ilan University.

Michael Wirth, Controller. Mr. Wirth has been Controller of Quadlogic since September 1995. From 1993 to 1995, Mr. Wirth was Controller for J.N. Enterprises, a real estate and property management Company. Prior to that, Mr. Wirth was Controller for Orange Products, a manufacturer of plastic balls for cosmetic and industrial use, Chief Financial Officer for Certified Metals, Inc. a manufacturer of fine jewelry, and Controller for Hazel Bishop Industries, a manufacturer of cosmetics. Mr. Wirth is a Certified Public Accountant licensed in New Jersey and received his B.S. degree in Accounting from St. Peters College, Jersey City, New Jersey.

Item 6.  Executive Compensation.

Executive Compensation

The following table presents the annual compensation, including benefits packages, of the executive officers of the Company for each of the last three years.


                                                                                                         Long-Term
                                                  Annual Compensation                                   Compensation
                    ---------------------------------------------------------------------------------------------------
                                                                                     Other Annual
      Name and Principal Position             Year          Salary        Bonus      Compensation         Options
      ---------------------------             ----          ------        -----      ------------         -------
      Sayre Swarztrauber,                    FY 1999       $195,000        $ 0          $     0             $ 0
      Chairman and                           FY 1998        195,000          0                0               0
      Chief Executive Officer                FY 1997        116,000          0                0               0

      Doron Shafrir,                         FY 1999       $150,000        $ 0          $45,616             $ 0
      President                              FY 1998        150,000          0           22,000               0
                                             FY 1997        116,000          0                0               0


Employment Agreements

The Company may enter into employment agreements with Sayre Swarztrauber, its chief executive officer, Doron Shafrir, its president and Peter Fagan, its chief operating officer in 2000. Negotiations have begun, but no final agreements have been reached.

By oral agreement acknowledged by a board resolution dated May 30, 1997, Mr. Shafrir receives, in addition to his salary, bonuses based on "Annual Meter Sales." Such bonuses are based on sliding scale percentages, from 4% to 1%, on net sales receipts scaling from $1 million to $5 million and above, respectively.

Director Compensation

Directors who are employees of the Company do not receive additional compensation for serving as directors. Each director who is not an employee of Quadlogic receives $1,000 per fiscal quarter and $500 for attendance at each committee meeting of any committee of the board of directors to which such director has been elected. On September 1, 1999, the board of directors approved a grant of an option to purchase up to 90,000 shares of the Company's common stock at fair market value on the date of grant. The date of grant will be the date that the shareholders approve the grants. These options vest one-third annually over three years and expire 10 years from the date of grant.

Stock Option Grants

The Company has agreed to grant options to six employees to purchase an aggregate of up to 720,000 shares including 200,000 options to Peter Fagan, the Company's Chief Operating Officer and 375,000 options to Sayre Swarztrauber, the Company's Chairman and Chief Executive Officer. The grant ofthe options will be subject to shareholder approval of the Company's 1999 Stock Option Plan, as described below.

Stock Option Plan

Quadlogic's 1999 Stock Option Plan (the "Plan") was approved by the Board of Directors on September 1, 1999 and is subject to a pending shareholder vote under New York law. Under the Plan, the Company may award incentive and non-statutory stock options to purchase up to 2,000,000 shares of common stock. The Company's 1986 stock option plan expired in July 1996. There are 100,000 options outstanding under the old plan at an exercise price of $0.20 per share.

Officers, employees, non-employee directors and consultants to the Company will be eligible to participate in the Plan if it receives shareholder approval. The board or a committee of the Board administers the Plan and determines, subject to the provisions of the Plan, who shall receive awards, the types of awards to be made, and the terms and conditions of each award. Options that are intended to qualify as incentive stock options under the Plan may not be exercisable for more than 10 years after the date the option is awarded and may not be granted at an exercise price less than the fair market value of the shares of common stock at the time the option is granted. In the case of incentive stock options granted to holders of more than 10% of the common stock, the options may not be granted at an exercise price less than 110% of the fair market value of the shares of common stock at the time the options are granted.

Option holders will not have any rights as stockholders until and to the extent that they have exercised their options. Payment for shares acquired upon exercise of an option may be made in cash, and/or such other form of payment as may be permitted under the option agreement, or any other arrangement acceptable to the Company, including, without limitation, shares of the Company's common stock owned for at least six months or pursuant to a cashless exercise procedure approved by the Committee, provided, however that the exercise price for incentive stock options may not be less than 100% of the fair market value of the common stock on the date of grant (or 110% in the case of a grant to an employee who owns 10% or more of the Company's outstanding common stock).

Upon approval, the Plan provides that, unless otherwise provided in an option agreement, in the event of a merger, consolidation, mandatory share exchange or other similar business combination of the Company with or into any other entity ("Successor Entity") or any transaction in which another person or entity acquires all or substantially all of the issued and outstanding Common Stock or assets of the Company, outstanding options may be assumed or equivalent options may be substituted by the Successor Entity or a parent or subsidiary of the Successor Entity. If outstanding options are not assumed or replaced with substantially equivalent options, then the optionees shall be permitted to exercise their outstanding options in whole or in part (whether or not vested or exercisable) prior to such transaction, and any outstanding options which are not exercised before such transaction shall terminate. The number of shares subject to each award shall be adjusted upon the occurrence of a stock split or recapitalization of Quadlogic's common stock.

The board may amend, modify or terminate any outstanding award under the Plan with the participant's consent, except consent shall not be required if the board determines that such action will not materially and adversely affect the participant. The board may amend, suspend or terminate the Plan at any time.

Compensation Committee

On September 1, 1999, the Company's board of directors created a compensation committee consisting of two directors to review the Company's compensation practices and administer its stock option plan. Marc Segan and Robert Wright, both non-employee directors currently serve on the committee.

Item 7. Certain Relationships and Related Transactions.

Issuance of Warrants

Director. The Company issued to Marc Segan, a director of the Company a promissory note in the amount of $660,000 in February1996 (the "Note").
In October of 1999, the parties restructured the Note to be an interest bearing note through March 31, 2000, after which the Note will require the principal of $660,000 to be fully amortized on a monthly basis over a five year period and maturing March 1, 2005. As consideration for the Note restructuring, the Company granted to Mr. Segan warrants to purchase an aggregate of 75,000 shares of the Company's Common Stock. These warrants are exercisable for amounts from $1.75 per share to $3.25 per share, and expire on December 31, 2004.

Major Shareholder. In June 1998, the Company entered into an agreement with Noga Electrotechnica Ltd., an affiliate of Itzhak Goldenberg, a shareholder of the Company, pursuant to which the Company obtained the right to sell to Noga, between June 1, 1998 and December 31, 1998, shares of Common Stock valued at between $1 million and $2 million in the aggregate. In accordance with the agreement, the price per share for all shares sold before August 31, 1998 was $1.35, and the price per share for all shares sold after August 31, 1998 was $1.62. To the extent that Quadlogic did not exercise its entire right to sell shares to Noga, Noga was to receive a warrant to purchase shares with an aggregate value of $2 million, less the value of the shares sold by Quadlogic, at an exercise price of $2.17 per share. The warrant was to be exercisable at any time prior to December 31, 1999. Pursuant to the agreement, Quadlogic sold an aggregate of 1,358,025 shares of Common Stock under the Noga agreement for $2 million. No warrant was issued.


In September, 1999, the Company obtained a $1 million line of credit from Bank Hapoalim secured by a guarantee by Noga Electro-Mechanical Industries (1986) LTD, another affiliate of Itzhak Goldenberg. The Company has drawn down substantially all $1 million in three increments; $400,000 on September 24, 1999, $200,000 on November 24, 1999 and $390,000 on February 2, 2000. The
Company has used the proceeds for working capital and general corporate purposes, including product development, regulatory activities and technical support for pilot projects. Each increment is due, with interest at LIBOR, established on the date the funds are transferred plus 125 basic points per annum. The principal on the September 24 and November 24 increments is due approximately one year after each increment is drawn down while the principal on the February 2nd increment is due November 1, 2000. Interest is due every six months. In return for the guarantee, affiliates of Noga, including Mr. Goldenberg, will receive warrants from the Company to purchase an aggregate of 1,410,000 shares of common stock. The exercise price of the warrants is $1.75 per share; provided that, to the extent that the Company needs proceeds to pay any amount of the line of credit when due, the Company can force the exercise, at an exercise price of $1.25 per share, of that number of warrants as is necessary to generate proceeds to pay the line of credit. If the Company subsequently pays down the line of credit, the amount of warrants issued to the guarantor remains.


In addition, under agreement upon the closing of the line of credit, with the guarantor, Itzhak Goldenberg was given the right to nominate one person to serve as a member of the Board of Directors.

Loan from Officer

Peter Fagan, the Company's chief operating officer loaned the Company $50,000 in 1999. The Company has not paid any amount due under the loan and has agreed with Mr. Fagan to convert this loan into 38,656 shares of the Company's common stock at an average price of $1.29 per share. This represents the closing price of the stock on the date the loan was made.

Item 8. Description of Securities.

Quadlogic's certificate of incorporation authorizes the issuance of up to 20,000,000 shares, par value $0.001 per share, of the Company's common stock, and up to 5,000,000 shares of Preferred Stock, with a par value of $0.001 per share (the "Preferred Stock"). Of the Preferred Stock, 4,000,000 shares have been designated Convertible Preferred Stock, Series A.

Common Stock

As of February 23, 2000, 8,182,146 shares of the Company's Common Stock were outstanding and held of record by 90 shareholders. As of February 23, 2000, options to purchase 100,000 shares of the Company's Common Stock at an exercise price of $0.20 per share were outstanding. All of the outstanding options are currently exercisable.

All of the outstanding shares of Common Stock are fully paid and nonassessable. Each holder of Common Stock is entitled to one vote for each share held of record on all matters presented to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights in the election of directors. Stockholders casting a plurality of the votes of stockholders entitled to vote in an election of directors may elect all of the directors. Holders of Common Stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Subject to the rules and regulations of the Nasdaq National Market, additional shares of authorized Common Stock may be issued without stockholder approval.


Upon a liquidation, dissolution or winding-up, holders of our Common Stock will each receive their pro rata share of our remaining assets, after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payments of claims of creditors.

Preferred Stock

As of February 23, 2000, 270,000 shares of the Company's convertible Preferred Stock, series A, were outstanding and held of record by 12 shareholders.


The Preferred Stock is senior to the Common Stock as to dividend and redemption payments and as to the distribution of assets upon the liquidation of the Company. The Articles of Incorporation do not permit the issuance of any preferred securities of the Company ranking, as to participation in profits or the assets of the Company, senior to or pari passu with the Preferred Stock (except additional authorized and unissued Preferred Stock) without the consent of shareholders holding 66% of the Preferred Stock held by shareholders voting together with any shareholders holding other securities of the Company with the right to such vote.

Dividends on the Preferred Stock are cumulative, accrue from the date of initial issuance and are payable annually in arrears on each February 28th, commencing February 28, 1999 (on a pro-rated basis), when, as and if declared by the Company, except as otherwise described below.

Dividends on the Preferred Stock are payable at a rate of 9% of par value, which equates to a fixed amount per annum of $0.162 per share. Payment of dividends in cash is limited in relation to the amount of funds held by Quadlogic and legally available therefor. At the sole option of the Company, the Preferred Stock dividend may be payable in additional Preferred Stock when, as and if declared by the Company's board of directors.


Under the terms of an agreement with a senior lender to the Company, it is prohibited from paying dividends on any of its capital stock, with the exception of payment of dividends on Preferred Stock in additional shares of Preferred Stock, until the funds lent to the Company by such lender are repaid, and, under certain circumstances, beyond repayment. Thus it is unlikely that the Company will pay dividends on the Preferred Stock other than in the form of additional shares of Preferred Stock.

The Company is required to redeem any unconverted shares of the Preferred Stock at par, plus accrued dividends, on the tenth anniversary of its issuance. On and after the redemption date, dividends cease to accumulate on the Preferred Stock called for redemption.

At any time, the Preferred Stock will be convertible, in whole but not in part, at the option of the holder, into shares of the Company's Common Stock at an initial conversion price of $1.35 per share of Common Stock (i.e., 1.25 shares of Common Stock for each share of Preferred Stock).

The Company may also redeem the Preferred Stock, in whole but not in part, upon the occurrence of certain events.

                                    PART II

Item 1. Market Price of and Dividends on Quadlogic's Common Equity and Related Stockholder Matters.

Quadlogic's common stock is traded on Over-the-Counter Bulletin Board under the symbol "QDLC." The following table sets forth the range of high and low sales prices for our common stock on Over-the-Counter Bulletin Board for the periods indicated since August 1, 1997.



     Fiscal 1998                                                      High         Low
     -----------                                                      ----         ---
     First  Quarter
        (March 1, 1997  to May 31, 1997)                              $0.625       $0.250
     Second  Quarter
        (June 1, 1997  to August 31, 1997)                             0.500        1.187
     Third  Quarter
        (September 1, 1997  to November 30, 1997)                      0.625        0.312
     Fourth  Quarter
        (December 1, 1997  to February 28, 1998)                       1.625        0.375

     Fiscal 1999                                                      High         Low
     -----------                                                      ----         ---
     First  Quarter
        (March 1, 1998  to May 31, 1998)                              $1.625       $1.000
     Second  Quarter
        (June 1, 1998  to August 31, 1998)                             2.531        1.375
     Third  Quarter
        (September 1, 1998  to November 30, 1998)                      1.625        1.187
     Fourth  Quarter
        (December 1, 1998  to February 28, 1999)                       1.875        1.312

     Fiscal 2000                                                      High         Low
     -----------                                                      ----         ---
     First  Quarter
        (March 1, 1999  to May 31, 1999)                            $1.688       $0.500
     Second  Quarter
        (June 1, 1999  to August 30, 1999)                           1.375        0.813
     Third  Quarter
        (September 1, 1999  to November 30, 1999)                    1.344        0.813
     Fourth  Quarter
        (December 1, 1999 to February 29, 2000)                      2.875        1.250

     Fiscal 2001                                                      High         Low
     -----------                                                      ----         ---
     First  Quarter
       (March 1, 2000 to March 10, 2000)                           $ 2.000      $ 1.750

These quotations, as reported by Tradeline from IDD Information Services, Inc., reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

As of February 23, 2000, we had 90 stockholders of record of our common stock and an estimated 90 beneficial owners. The closing sale price of our common stock on March 13, 2000 was $1.75 per share.

DIVIDEND POLICY

The Company has never paid cash dividends. We do not expect to declare or pay any dividends on our common stock in the foreseeable future, but instead intends to retain all earnings, if any, to invest in our operations. The payment of future dividends is within the discretion of our board of directors and will depend upon our future earnings, if any, our capital requirements, financial condition and other relevant factors.

Item 2. Legal Proceedings.

The Company is not a party to any pending litigation, nor are there any lawsuits threatened against the Company.

Item 3. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

     None

Item 4. Recent Sales of Unregistered Securities.

Under an agreement to restructure a promissory note issued by the Company to Marc Segan, a stockholder and director, for a loan of $660,000 from Mr. Segan to the Company, the Company issued warrants to Mr. Segan in February, 1999 for the purchase of up to 75,000 shares of common stock. The warrants are exercisable at $1.75 per share before December 31, 2001 and at $2.25 per share for warrants exercised on or before December 31, 2002, $2.75 per share for warrants exercised on or before December 31, 2003 and $3.25 per share for warrants exercised on or before December 31, 2004.

Beginning in October, 1999, the Company issued to affiliates of Noga Electro-Mechanical Industries (1986) Ltd warrants to purchase an aggregate of 1,410,000 shares of common stock at an exercise price of $1.75 per share in exchange for Noga Electro-Mechanical Industries' guarantee under a loan agreement for a $1 million line of credit from Bank Hapoalim or $1.25 per share to the extent needed to pay off the line of credit.

In June, 1998 pursuant to an agreement with Noga Electrotechnica Ltd., the Company sold Noga an aggregate of 1,358,025 shares of its common stock for $2 million.

In May, 1998, the Company sold 270,000 shares of its $1.80 Convertible Preferred Stock, Series A for gross proceeds of $486,000 (before underwriting expenses) in a private placement offering under Regulation D of the Securities Act of 1933.

In February, 1998, the Company issued subscriptions for 351,852 shares of Common Stock in exchange for notes receivable in the amount of $474,999. These notes were paid in full during the sixty-day period ending April 30, 1998

In October, 1997, the Company issued 212,500 shares of its Common Stock through the exercise of warrants for proceeds of $35,295.

In April, 1997, the Company sold 329,000 shares of its Common Stock for proceeds of $411,250.

Item 5. Indemnification of Directors and Officers.

Quadlogic's certificate of incorporation and bylaws contain provisions permitted under New York law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving any of the following wrongful acts:

              any breach of the director's duty of loyalty to the Company or its stockholders acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law any transaction from which the director derives an improper personal benefit

The indemnity provisions do not limit or eliminate the Company's or any stockholder's rights to seek non-monetary relief, such as an injunction or recission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

In addition, the Company plans to enter into separate agreements with each of its directors that will provide them with indemnification to the maximum extent permitted under New York law for liabilities they may incur serving as directors or officers of the Company. Quadlogic believes that these indemnification provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

                         QUADLOGIC CONTROLS CORPORATION

                          Index to Financial Statements



                                                                                                                  Page
                                                                                                                  -----
Report of Independent Public Accountants.......................................................................    F-2

Balance Sheets.................................................................................................    F-3

Statements of Operations.......................................................................................    F-5

Statements of Changes in Stockholders' Equity (Deficiency).....................................................    F-6

Statements of Cash Flows.......................................................................................    F-7

Notes to Financial Statements..................................................................................    F-9


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Quadlogic Controls Corporation


We have audited the accompanying balance sheet of Quadlogic Controls Corporation (the "Company") as of February 28, 1999 and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years ended February 28, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quadlogic Controls Corporation as of February 28, 1999, and the results of its operations and its cash flows for the years ended February 28, 1998 and 1999 in conformity with generally accepted accounting principles.

                                  /s/ M.R. Weiser & Co. LLP
                                  ----------------------------------
                                     CERTIFIED PUBLIC ACCOUNTANTS


New York, N.Y.
November 23, 1999

                         QUADLOGIC CONTROLS CORPORATION
                                 BALANCE SHEETS

                                   A S S E T S

                                                                February 28,             November 30,
                                                                    1999                     1999
                                                                -----------               -----------
                                                                                          (Unaudited)
Current assets:
         Cash                                                     $ 150,708                 $162,434
         Accounts receivable, less allowance of
            $40,000 and $46,750 (unaudited), respectively           688,687                  673,082
         Inventories                                                497,464                  358,199
         Prepaid expenses                                           126,612                  121,286
         Deposits                                                    41,158                   41,896
                                                                 ----------              -----------
                  Total current assets                            1,504,629                1,356,897
Property and equipment, at cost, net of
   accumulated depreciation                                       1,742,099                1,608,870
Investment in affiliate                                                                        4,301
Note receivable, related party                                       24,982                   50,000
Other assets                                                        105,399                   91,604
                                                                -----------              -----------
                                                                 $3,377,109               $3,111,672
                                                                ===========              ===========

                      QUADLOGIC CONTROLS CORPORATION
                              BALANCE SHEETS
              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                    February 28,           November 30,
                                                                        1999                   1999
                                                                    -----------           ------------
                                                                                            (Unaudited)
Current liabilities:
    Accounts payable                                               $  757,470               $ 498,265
    Accrued expenses and current liabilities                          506,552                 692,807
    Current maturities of debt obligations, stockholder                 -                      65,452
    Current maturities of other debt obligations                       57,945                 663,641
    Current maturities of obligation under capital leases             190,025                 224,400
    Deferred income                                                    44,833                  19,498
                                                                  -----------             -----------
         Total current liabilities                                  1,556,825               2,164,063
                                                                  -----------             -----------

Long-term debt:
    Debt obligations, stockholder, net of current maturities          660,000                 594,548
    Other debt obligations, net of current maturities                 707,953                 748,586
    Obligation under capital leases, net of current maturities        384,305                 296,303
                                                                  -----------             -----------
         Total long-term debt                                       1,752,258               1,639,437
                                                                  -----------             -----------

Commitments and contingencies

Stockholders' equity (deficiency):
Convertible preferred stock, $0.001 par value,
     5,000,000 shares authorized:   Series A, authorized
     4,000,000; issued and outstanding 270,000 shares at
     February 28, 1999 and November 30, 1999 (unaudited),
     (Aggregate liquidation preference $486,000 plus
     cumulative unpaid dividends.)                                        270                     270

Common stock, $0.001 par value, 20,000,000 shares authorized;
     issued and outstanding 8,182,146 shares at February 28, 1999
     and November 30, 1999 (unaudited)                                  8,182                   8,182
Additional paid-in capital                                          6,424,276               6,463,276
Accumulated deficit                                                (6,364,702)             (7,163,556)
                                                                  -----------             -----------
                  Total stockholders' equity (deficiency)              68,026                (691,828)
                                                                  -----------             -----------
                                                                  $ 3,377,109             $ 3,111,672
                                                                  ===========             ===========



The accompanying notes are an integral part of these financial statements.

                                            QUADLOGIC CONTROLS CORPORATION
                                               STATEMENTS OF OPERATIONS

                                                              Years Ended                     Nine Months Ended
                                                              February 28,                       November 30,
                                                        ------------------------          -------------------------
                                                         1998             1999             1998             1999
                                                         ----             ----             ----             ----
                                                                                                 (Unaudited)
Revenues:
Sales                                                 $1,457,585      $ 2,213,518      $ 1,622,382        $1,680,193
Billing services                                       1,177,550        1,209,743          900,143           998,602
                                                      ----------       ----------        ---------        ----------
                                                       2,635,135        3,423,261        2,522,525         2,678,795
                                                      ----------       ----------        ---------        ----------
Cost of goods sold                                       739,372        1,478,875        1,046,875         1,067,490
Cost of billing services                                 530,398          491,157          296,714           396,171
                                                      ----------       ----------        ---------        ----------
                                                       1,269,770        1,970,032        1,343,589         1,463,661
                                                       ---------        ---------        ---------         ---------

Gross profit                                           1,365,365        1,453,229        1,178,936         1,215,134
                                                       ---------        ---------        ---------         ---------
Operating expenses:
  Selling                                                672,174        1,374,984        1,087,589           743,575
  Research and development                               553,926        1,283,981        1,120,803           399,771
  General and administrative                             487,792        1,011,396          766,432           689,313
                                                      ----------       ----------        ---------        ----------

  Total operating expenses                             1,713,892        3,670,361        2,974,824         1,832,659
                                                      ----------       ----------        ---------        ----------

Loss from operations                                    (348,527)      (2,217,132)      (1,795,888)         (617,525)

Royalty income, related party                                  -           29,167           16,667            26,835

Interest expense                                        (160,117)        (281,615)        (199,418)         (242,619)

Other (losses) income                                    (21,900)          (5,780)            (890)             5,136
                                                      ----------       ----------        ---------         ----------
(Loss) before equity in (loss) income
  of  affiliated company                                (530,544)      (2,475,360)      (1,979,529)         (828,173)

 Equity in (loss) income of affiliated company                 -          (28,018)         (22,414)           29,319
                                                      ----------       ----------        ---------        ----------

 Net loss                                             $ (530,544)     $(2,503,378)     $(2,001,943)       $ (798,854)
                                                      ==========      ===========     ============         =========

 Basic and diluted net (loss) per share                    $(.08)           $(.34)           $(.28)            $(.10)
                                                           =====            =====            =====             =====

Weighted average common shares  outstanding
  - basic and diluted                                  6,331,696        7,437,294        7,206,155         8,182,151
                                                     ===========        =========        =========         =========


The accompanying notes are an integral part of these financial statements.

                         QUADLOGIC CONTROLS CORPORATION
         STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)



                                     Common Stock            Preferred Stock
                                     ------------            ---------------               Additional                   Stockholders
                                     Number of                 Number of                    Paid-In      Accumulated      Equity
                                       Shares      Par Value    Shares       Par Value      Capital       Deficit       (Deficiency)
                                       ------      ---------   ---------     ---------      -------       --------      -----------
Balance, February 28, 1997            5,912,250    $ 5,912            -              -      $ 3,089,197   $(3,330,780)   $(235,671)
Stock issued for cash, April 1997       329,000        329            -              -          410,921             -      411,250
Stock issued via exercise of
  warrants, October 1997                212,500        213            -              -           35,082             -       35,295
Allocated fair value of
  detachable warrants  issued
  with note payable, January 1998            -           -            -              -          128,000             -      128,000
Stock issued for stock subscription
  receivable, February 1998             351,852        352            -              -          474,647             -      474,999
Net loss for the year ended
  February 28, 1998                           -          -            -              -                -      (530,544)    (530,544)
                                      ---------      -----                                    ---------    ----------    ---------
Balance, February 28, 1998            6,805,602      6,806            -              -        4,137,847    (3,861,324)     283,329
Stock issued for cash,
  June - December 1998                1,376,544      1,376            -              -        2,022,924             -    2,024,300
Convertible preferred stock issued
  for cash, June 1998                         -          -      270,000           $270          485,730             -      486,000
Costs principally in connection
  with the sale  of convertible
  preferred stock, 1998                       -          -            -              -         (222,225)            -     (222,225)
Net loss for the year ended
  February 28, 1999                           -          -            -              -                -    (2,503,378)  (2,503,378)
                                      ---------      -----      -------            ---         -----------  ----------- -----------
Balance, February 28, 1999            8,182,146      8,182      270,000            270         6,424,276   (6,364,702)      68,026
Fair value of warrants issued in
  connection with a loan guarantee
  (unaudited)                                 -          -            -              -            39,000            -       39,000
Net loss for the nine months ended
  November 30, 1999 (unaudited)               -          -            -              -                 -     (798,854)    (798,854)
                                     ----------     ------      -------          -----        -----------   ----------   ---------
Balance, November 30, 1999
  (unaudited)                         8,182,146     $8,182      270,000           $270        $6,463,276  $(7,163,556)   $(691,828)
                                     ==========     ======      =======           ====        ==========  ============   ==========

  The accompanying notes are an integral part of these financial statements.

                                           QUADLOGIC CONTROLS CORPORATION
                                               STATEMENTS OF CASH FLOWS

                                                      Years Ended                      Nine Months Ended
                                                      February 28,                       November 30,
                                                 ----------------------              ---------------------
                                                 1998              1999              1998             1999
                                                 ----              ----              ----             ----
                                                                                          (Unaudited)
Cash flows from operating activities:
    Net loss                                  $ (530,544)       $(2,503,378)      $(2,001,943)     $(798,854)
    Adjustments to reconcile net loss to net
      cash provided by operating activities:           -                  -                 -              -
        Provision for doubtful accounts
          receivable                                   -             15,000            18,750          6,750
        Depreciation of property and
          equipment                               80,058            213,065           147,868        269,411
        Amortization of loan discount
          and financing costs                      1,699             48,534            19,900         28,163
        Loss on disposal or abandonment
          of assets                                    -            430,578           430,578              -
        Equity in loss (income) of affiliated
          company                                      -             28,018            22,414        (29,319)
         Changes in operating assets and
           liabilities:
             Decrease (increase) in
               accounts receivable                 7,770           (249,003)         (292,137)         8,855
             (Increase) decrease in inventories (129,478)          (133,306)         (200,002)       139,265
             (Increase) decrease in prepaid
               expenses                          (49,729)           (59,911)           (3,045)         5,326
             Increase in deposits                (42,450)           (31,459)          (12,050)          (738)
             (Decrease) increase in
               accounts payable                 (147,974)           566,927           353,618       (259,205)
             Increase (decrease) in accrued
               expenses and other current
               liabilities                       248,200             92,379           (36,976)       186,255
            Increase (decrease) in deferred
               income                                  -             44,833            33,333        (25,335)
                                                 -------            -------           -------        -------
Net cash (used in) operating activities         (562,448)        (1,537,723)       (1,519,692)      (469,426)
                                                --------          ----------       ----------       --------

Cash flows from investing activities:
   Note from related party                             -            (50,000)          (50,000)             -
   Capital expenditures                         (250,575)        (1,571,216)       (1,257,911)      (136,182)
                                                 --------         ----------       ----------       --------
Net cash used in investing activities           (250,575)        (1,621,216)       (1,307,911)      (136,182)
                                                 --------         ----------       ----------       --------

Cash flows from financing activities:
   (Decrease) from bank loan                      (3,603)            (1,985)                -              -
   Repayment of other debt obligations            (3,626)            (4,050)           (2,926)        (3,350)
   Increase (decrease) on capital lease
     obligations                                  24,683            424,748           430,612        (53,627)
   Payment of working capital loans             (288,800)                 -                 -              -

                                                        Years Ended                      Nine Months Ended
                                                        February 28,                       November 30,
                                                   ----------------------              ---------------------
                                                   1998              1999              1998             1999
                                                   ----              ----              ----             ----
   Proceeds from other debt obligations                -                   -            124,968        660,516
   Proceeds of note payable                      800,000                   -                 -               -
   Issuance of in common stock                   921,544           2,024,300          1,347,731              -
   Issuance of preferred stock                         -             486,000            486,000              -
   Private placement costs                       (50,372)           (171,853)          (165,612)             -
   (Increase) decrease in stock
     subscription receivable                    (475,000)            475,000            475,000              -
(Increase) decrease in other assets              (35,618)            (13,623)            56,767         13,795
                                                ---------          ----------        -----------      --------
Net cash provided by financing activities        889,208           3,218,537          2,752,540        617,334
                                                ---------          ---------         -----------      --------

Net increase (decrease) in cash                   76,185              59,598           (75,063)         11,726

Cash, beginning of period                         14,925              91,110            91,110         150,708
                                                ---------          ---------         -----------      --------

Cash, end of period                             $ 91,110          $  150,708          $ 16,047        $162,434
                                                =========          =========         ===========      =========

Supplemental cash flow data:
    Cash paid during the period for:
      Interest                                  $142,462          $  243,308          $169,518        $196,997
                                                ========          ==========          ========        ========
      Income taxes                              $  7,191          $      894                 -               -
                                                ========          ==========

Supplemental disclosures of noncash
  investing activities:
    Equipment acquired under capital lease
        obligations                             $ 76,551          $  546,199          $489,281         $90,315
                                                ========          ==========          ========         =======

    Discount arising from issuance of note
        payable with warrants  and increase
        in additional paid-in capital from
        issuance of note payable with
        warrants                                $128,000                   -                 -               -
                                                ========

    Prepaid private placement costs charged
        against additional paid-in capital             -          $   50,372          $ 50,372         $     0
                                                                  ==========          ========         =======

    Discount of note payable arising from
        issuance of warrants in connection
        with loan guarantee                            -                  -                  -         $39,000
                                                                                                       =======

 The accompanying notes are an integral part of these financial statements.

                         QUADLOGIC CONTROLS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

              (Amounts and disclosures as of November 30, 1999 and
                subsequent thereto and for the nine months ended
                    November 30, 1998 and 1999 are unaudited)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Business:

   The Company is engaged in the design, manufacture and sale of the Transmeter 'r' system, its proprietary "smart" electricity metering system. The Transmeter system consists primarily of the Transmeter itself and the Quadlogic Transponder. The Transmeter is a digital, microprocessor-controlled meter that measures and monitors, on a real-time basis, the time and amount of electricity consumption and provides other diagnostic information regarding the provision of electricity. In addition, the Company provides meter reading billing services. The Company realizes most of its revenue primarily from sales in the United States.

   Basis of Presentation:

   The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating and net losses and has had to use substantial amounts of working capital to fund its operations in recent years which conditions continue through the nine months ended November 30, 1999 and subsequent thereto. These losses were due primarily to the costs associated with the development of the Company's new family of meters, which development is substantially complete, and due to a higher level of fixed overhead the Company incurred to expand production and support services in anticipation of a higher level of sales of its new meters. In addition, at February 28, 1999 and November 30, 1999, current liabilities exceeded current assets by $52,196 (February 28, 1999) and $807,166 (November 30, 1999), at February 28, 1999
   and November 30, 1999 the balance sheet reflects accumulated deficits, and at November 30, 1999 the balance sheet reflects a deficiency in stockholders' equity in the amount of $691,828. Included in current liabilities is a $600,000 promissory note to a bank which is due within one year. This note was guaranteed by a shareholder in exchange for warrants in the Company. At the Company's option, it can require conversion of these warrants to pay down the promissory note. (See Note 11b.) Also, reference is made to certain "Risk Factors" delineated elsewhere herein.

   In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. Management believes that actions presently being taken to revise the Company's financial requirements, and the prospect of the electric utility industry's acceptance of its new products, provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

              (Amounts and disclosures as of November 30, 1999 and
                subsequent thereto and for the nine months ended
                    November 30, 1998 and 1999 are unaudited)

   Advertising:

   The Company expenses all advertising costs as incurred. The Company expensed $28,534 and $129,113 in 1998 and 1999, respectively, and $147,307 and $14,054 for the nine month periods ending November 30, 1998 and 1999, respectively.

   Estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Fair Value of Financial Instruments:

   SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that fair values be disclosed for the Company's financial instruments. The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments. The carrying amount reported for the Company's notes payable approximates fair value because the underlying instrument earns interest at a rate comparable to current terms offered to the Company for instruments of similar risk. The fair values of the note receivable and stockholder note payable are not estimable due to their related party nature.

   Cash and Cash Equivalents:

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

   Revenue Recognition:

   The Company recognizes revenue from the sale of electricity metering equipment at the time of shipment to the customer.

   Revenue from billing services is recognized at the time the service is rendered.

   Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of:

   The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the

              (Amounts and disclosures as of November 30, 1999 and
                subsequent thereto and for the nine months ended
                    November 30, 1998 and 1999 are unaudited)

   assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

   Inventories:

   Inventories are stated at the lower of cost or market, with cost being determined on the FIFO basis.

   Equity Method of Accounting for Investments:

   Investments in companies in which the company has a 20% to 50% interest are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses.

   Depreciation and Amortization:

   Depreciation and amortization is provided principally on the straight-line method over the estimated useful lives of the related assets as follows:



           Machinery and equipment                   3-5 years
           Office furniture and equipment            3-7 years
           Computer equipment and software costs     3-5 years
           Tools, dies and molds                     3-5 years


   Leasehold improvements and equipment held under capital leases are amortized over the lesser of the estimated useful life of the asset or the term of the lease.

   Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized.

              (Amounts and disclosures as of November 30, 1999 and
                subsequent thereto and for the nine months ended
                    November 30, 1998 and 1999 are unaudited)


   Unaudited Financial Statements:

   The unaudited financial information included herein as of November 30, 1999 and for the nine months ended November 30, 1998 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial statements. In the opinion of the Company, these unaudited financial statements reflect all adjustments necessary, consisting of normal recurring adjustments, for a fair presentation of such data on a basis consistent with that of the audited data presented herein. The results for interim periods are not necessarily indicative of the results expected for a full year.

   Concentrations of Credit Risk:

   The Company maintains its cash balances in financial institutions in New York. Balances are insured up to FDIC limits of $100,000. From time to time, the Company had cash balances in excess of such insurance.

   The Company's trade receivables are potentially subject to credit risk. The Company extends credit to its customers based upon an evaluation of the customers' financial condition and credit history. The Company generally does not require collateral.

   Reclassifications:

   Certain prior period amounts have been reclassified to conform to the current period presentation.

   Net Loss Per Share:

   Loss per common share is computed using Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No. 128 establishes standards for the computation, presentation, and disclosure of earnings per share. Basic per share amounts are computed by dividing the net loss by the weighted average number of common shares outstanding during the periods. Diluted loss per share amounts are the same as the basic amounts since the assumed exercise of the Company's stock options and warrants and assumed conversion of convertible preferred stock would reduce the loss per share. Such stock options, warrants and conversions could potentially dilute earnings per share in the future.

   Stock-Based Compensation:

   The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of APB No. 25, "Accounting for Stock Issued to Employees," and complies with disclosure provisions of SFAS No. 123, "Accounting for Stock Based Compensation."

   Accounting Standards Changes:

   In fiscal 1999, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which requires disclosures of certain information about the Company's operating segments on a basis consistent with the way in which the Company is managed and operated.

              (Amounts and disclosures as of November 30, 1999 and
                subsequent thereto and for the nine months ended
                    November 30, 1998 and 1999 are unaudited)

2. INVENTORIES:

   Inventories consist of the following:


                                                   February 28,      November 30,
                                                       1999             1999
                                                     -------          -------
                                                                     (Unaudited)
   Raw material                                       $333,973          $247,001
   Work-in-process                                     135,362           111,198
   Finished goods                                       28,129
                                                      --------          --------
                                                      $497,464          $358,199
                                                      ========          ========

3. PROPERTY AND EQUIPMENT:

   Property and equipment consist of the following:

                                                     February 28,     November 30,
                                                       1999              1999
                                                    -------           -------
                                                                      (Unaudited)

  Transportation equipment                          $   20,063        $   20,063
  Machinery and equipment                              758,183           816,924
  Office furniture and equipment                       355,554           355,554
  Leasehold improvements                               443,297           444,081
  Computer equipment and software costs                668,927           681,333
  Tools, dies and molds                                 90,994           155,244
                                                    ----------        ----------
                                                     2,337,018         2,473,199
  Less accumulated depreciation, including
  approximately $145,000 and $180,000 applicable
  to property held under capital leases

                                                       594,919           864,329
                                                    ----------        ----------
                                                    $1,742,099        $1,608,870
                                                    ==========        ==========


   As of February 28, 1999 and November 30, 1999 (unaudited), approximately $774,000 and $860,000 of the Company's property and equipment were under capital lease obligations.

   Depreciation expense for the years ended February 28, 1998 and 1999 amounted to approximately $80,000 and $213,000, respectively, and for the nine month periods ending November 30, 1998 and 1999 (unaudited) amounted to $146,044 and $269,411, respectively.

              (Amounts and disclosures as of November 30, 1999 and
                subsequent thereto and for the nine months ended
                    November 30, 1998 and 1999 are unaudited)


4. NOTE PAYABLE, STOCKHOLDER:

   In February 1996, the Company entered into a promissory note agreement with a stockholder in the amount of $660,000. Under an amended agreement dated October 31, 1999, the Company is required to make monthly payments of interest only through March 2000. Interest expense was approximately $55,000 and $71,000 for the years ended February 28, 1998 and 1999, respectively. The interest rate at February 28, 1999 and November 30, 1999 was 10.909% and 12.95% (unaudited), respectively. Commencing April 2000, the Company is required to make monthly payments of $15,000, which includes principal and interest, until February 2005. The interest rate during this period is 12.95% per annum. On March 1, 2005, the note becomes due and payable.

   Beginning in June 1999, the Company failed to make timely payments under the original terms of the Agreement. The stockholder agreed to the amended terms as disclosed above in exchange for 75,000 warrants issued in December 1999 (see Note 14).

   Principal payments are due as follows:


                                                 As of                 As of
                                                 -----                 -----
                                              February 28,          November 30,
              Year                                1999                 1999
              ----                                 ----                 ----
                                                                     (Unaudited)
              2000                               $    -0-           $  65,452
              2001                                 91,483             109,345
              2002                                112,924             124,376
              2003                                128,447             141,475
              2004                                146,105             160,924
              2005 and thereafter                 181,041              58,428
                                                ---------           ---------
                                                 $660,000            $660,000
                                                 ========            ========

              (Amounts and disclosures as of November 30, 1999 and
                subsequent thereto and for the nine months ended
                    November 30, 1998 and 1999 are unaudited)

5. OTHER DEBT OBLIGATIONS:

   Other debt obligations consist of the following:




                                                                              February 28,      November 30,
                                                                                 1999              1999
                                                                                 ----              ----
                                                                                                (Unaudited)

Note payable to Norwood Venture Corp.(Norwood), Net of $94,505 and $70,342 unamortized discount, bearing a stated
  rate of interest at 12% per annum. (Effective rate of 16 1/2%).
  (See Note 11.)  Monthly principal repayments of $16,666 shall commence January 2001, and shall continue until full satisfaction of the note in December 2004. The note is collateralized by certain assets of the Company. In addition, Norwood is the beneficiary of a term insurance policy on the life of the
  Company's Chairman.  The note contains various covenants,
  including prohibitions on assuming or guaranteeing new debt unless subordinated to the note and payment of cash dividends, and requirements to maintain agreed upon levels of current assets
  and net worth.                                                                $705,495         $729,658

Revolving demand line of credit with a credit
  line of up to $90,000 bearing interest at 15.0%.                                53,412           63,928

Auto loan payable in monthly installments of $424 including
  interest at 11.2%. This loan is collateralized by certain
  transportation equipment, and is due August 2000.                                6,991            3,641


              (Amounts and disclosures as of November 30, 1999 and
                subsequent thereto and for the nine months ended
                    November 30, 1998 and 1999 are unaudited)



                                                                                      February 28,        November 30,
                                                                                          1999                1999
                                                                                     --------------      ------------
                                                                                                          (Unaudited)

The Company has entered into lines of credit agreements with Bank Hapoalim totaling $600,000, all of which is drawn down at November 30, 1999. The lines of credit are collateralized by promissory notes which bear interest at rates ranging from 7.31% to 7.345% per annum and are due September 22 and
  November 22, 2000. Interest is payable semi-annually and principal is due upon the maturity of the notes. A shareholder of the Company has guaranteed the loans in exchange for 730,000 warrants. The loan balance is reduced by an unamortized discount of $35,000 to reflect an effective interest rate of
  14% (see Note 11).
                                                                                                            565,000

Noninterest bearing demand advance from an
officer of the Company                                                                                       50,000
                                                                                        ----------       ----------

                                                                                           765,898        1,412,227

Less current maturities                                                                     57,945          663,641
                                                                                        ----------       ----------
                                                                                          $707,953         $748,586
                                                                                        ==========       ==========


              (Amounts and disclosures as of November 30, 1999 and
                subsequent thereto and for the nine months ended
                    November 30, 1998 and 1999 are unaudited)

Aggregate maturities of other debt obligations are as follows:


                                                     February 28,     November 30,
                                                        1999             1999
                                                        ----             ----
                                                                      (Unaudited)
            2000                                    $   57,945        $  663,641
            2001                                        35,790           193,326
            2002                                       199,992           209,992
            2003                                       199,992           209,992
            2004                                       199,992           209,992
            2005                                       166,692            26,698
            2006                                            -              3,928
                                                    ----------        ----------
        Subtotal                                       860,403         1,517,569

   Less unamortized discount on promissory notes:
       Norwood                                          94,505            70,342
       Bank Hapoalim                                        -             35,000
                                                    ----------        ----------
                                                    $  765,898        $1,412,227
                                                    ==========        ==========

6. OBLIGATION UNDER CAPITAL LEASES:

   Obligation under capital leases consists of the following:


                                                                             February 28,       November 30,
                                                                                 1999              1999
                                                                                 ----              ----
                                                                                               (Unaudited)


Capital leases are collateralized by equipment and provide for monthly installments ranging from approximately $70 to $2,600 which includes interest ranging from 9.41% to 21.93% per annum. The lease periods vary
  from year 1999 to 2005.                                                       $574,330      $520,703

             Less current maturities                                             190,025       224,400
                                                                                --------      --------

                                                                                $384,305      $296,303
                                                                                ========      ========

              (Amounts and disclosures as of November 30, 1999 and
                subsequent thereto and for the nine months ended
                    November 30, 1998 and 1999 are unaudited)

  Future annual minimum lease payments under capital leases are:


                                                     February 28,         November 30,
                                                        1999                   1999
                                                    -----------           -----------
                                                                           (Unaudited)

         2000                                           $250,960           $250,751
         2001                                            213,861            174,790
         2002                                            126,375            117,014
         2003                                             77,664             63,459
         2004                                             29,195             23,109
         2005                                                                 3,369
                                                        --------           --------
                                                         698,055            632,492
         Less:  Amount representing interest             123,725            111,789
                                                        --------           --------

         Present value of net minimum lease payment     $574,330           $520,703
                                                        ========           ========

7. CONVERTIBLE PREFERRED STOCK:

   The Company is authorized to issue 5,000,000 shares of $.001 par value preferred stock, including 4,000,000 shares of convertible preferred series A stock. The shares may be designated and issued by the Board of Directors at anytime in one or more series which will have voting rights, mandatory dividends, convertible features and/or preferences which have not been given to shares of any other series of the Company's preferred stock or shares of the Company's common stock.

   During the year ended February 28, 1999, the Company issued 270,000 shares of convertible preferred Series A stock which is cumulative, pays dividends at the rate of 9% per annum, and is convertible into 1.25 shares of common stock at the option of the holder at any time. The Company is required to redeem any unconverted shares at the original purchase price, plus accrued dividends, upon a sale or public offering but in no event later than February 28, 2008. The preferred stockholders possess limited voting privileges.

   Dividends in arrears for periods ending at February 28, 1999 and November 30, 1999 (unaudited) were $32,357.

 (Amounts and disclosures as of November 30, 1999 and subsequent thereto and for the nine months ended November 30, 1998 and 1999 are unaudited)


8. COMMITMENTS AND CONTINGENCIES:

   Leases:

   The Company previously occupied its administrative offices and manufacturing facilities under an operating lease which terminated in June 1998. Rent expense charged to operations for this lease amounted to approximately $106,000 and $27,000 for the years ended February 28, 1998 and 1999 and $-0-for the nine months period ended November 30, 1999. The Company entered into a new lease commencing March 1, 1998 for administrative offices and manufacturing facilities which expires on January 31, 2008. Rent expense charged to operations for this lease amounted to approximately $182,000 for the year ended February 28, 1999 and $187,000 for the period ended November 30, 1999. The lease provides for minimum annual rentals plus escalation charges.

   Future minimum annual rental payments under noncancelable operating leases at February 28, 1999 (substantially the same at November 30, 1999) are as follows:


                  2000                      $  237,500
                  2001                         237,500
                  2002                         237,500
                  2003                         237,500
                  2004                         262,500
                  2005 to 2008               1,028,125
                                           -----------
                                            $2,240,625
                                           ===========

   Purchase Commitment:

   At November 30, 1999, the Company was committed to purchase 15,000 proprietary data processing chips from a vendor at a fixed price of $18.50 per chip.

   Unauthorized Shares Outstanding:

   In December 1998, the Company issued 370,371 common shares to a shareholder in error. The shareholder has agreed to return the shares to the Company for cancellation.

   Concentration of Vendors:

   The Company relies on a limited number of outside vendors who currently supply necessary components for the manufacture of meters. The Company is subject to the risk that it may not be able to obtain sufficient quantities or reasonable prices.

   (Amounts and disclosures as of November 30, 1999 and subsequent thereto and for the nine months ended November 30, 1998 and 1999 are unaudited)

 9. INCOME TAXES:

    There was no provision for federal or state income taxes for the years ended February 28, 1998 and 1999 or the nine month periods ended
    November 30, 1998 and 1999. At February 28, 1999 and November 30, 1999, the Company has approximately $6,700,000 and $7,500,000, respectively, of net operating loss carryforwards, expiring in the years 2001 through 2014. The Company has recorded a full valuation allowance against the deferred tax asset of approximately $2,570,000 at February 28, 1999 and $2,900,000 at November 30, 1999, as its realization is uncertain.

10. EMPLOYEE BENEFIT PLAN:

    Effective July 15, 1994, the Company has established a 401(k) plan. The plan covers all employees with a minimum of one year of service. The Company will match 100% of employee contributions up to a maximum of 6% of their salary. Employer contributions amounted to $57,000 and $142,800 for the years ended February 28, 1998 and 1999, respectively, and $65,408 and $54,970 for the nine month periods ending November 30, 1998 and 1999.

11. EMPLOYEE STOCK OPTION PLAN AND WARRANTS:

    a. Stock Options:

    On July 17, 1986, the directors and shareholders of the Company approved an employee stock option plan (the "Original Plan") which provides for the issuance of options to purchase a maximum of 700,000 shares of common stock. On October 16, 1989, the Company revised the Plan to increase the maximum number of shares for which options may be granted under the Plan to 2,000,000 shares. The Plan expired in July 1996 and was replaced by a new plan (the "1999 Stock Option Plan") which will be effective pending shareholder approval (see below).

    The Original Plan provides that options granted thereunder may, at the election of the Stock Option Plan Committee, be either incentive stock options meeting the requirements set forth in Section 422A of the Internal Revenue Code or options which do not qualify as incentive stock options. The Original Plan permits options to be granted for a period of up to ten years, at prices not less than fair market value at the date of grant and in amounts which may not exceed $100,000 per employee in any calendar year, plus carryover allowances. The Original Plan also provides that the Committee may allow the exercise price to be paid in installments, with interest payable on the unpaid balance.

   (Amounts and disclosures as of November 30, 1999 and subsequent thereto and for the nine months ended November 30, 1998 and 1999 are unaudited)

On September 1, 1999, the Board of Directors adopted the 1999 Stock Option Plan, subject to shareholder approval. The 1999 Plan provides for the granting of options to purchase up to 2,000,000 shares of the Company's common stock.

As of November 30, 1999, the Company has agreed to grant options under the 1999 Plan to six employees (including officers and shareholders) to purchase an aggregate of up to 720,000 shares of which 375,000 options are exercisable at $1.25 per share, 115,000 options are exercisable at $1.35 per share and 230,000 options are exercisable at $1.62 per share. As of November 30, 1999, options to purchase 480,000 shares of common stock are exercisable (assuming the 1999 Plan is approved by the shareholders).

As permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock options issued as compensation.

A summary of stock option activity related to the Company's original stock option plan, not including the 720,000 options referred to above, under the 1999 Plan which is subject to shareholder approval, for the two years ended February 28, 1999 and the nine months ended November 30, 1999 is as follows:

                                                      Weighted Average
                                           Number       Option Price           Expiration
                                         of Shares       Per Share          Date of Option
                                         ---------    ------------          ---------------
Outstanding, February 29, 1997             425,000        $.378            5/20/97-5/19/02
Granted                                      -0-
Expired                                    250,000         .413
                                          --------        -----
Outstanding, February 28, 1998             175,000        $.329            5/20/98-5/19/02
Granted                                      -0-
Expired                                     75,000        $.50
                                          --------        -----
Outstanding, February 28, 1999             100,000        $.20                     9/15/01
                                          ========        =====
Outstanding November 30, 1999              100,000        $.20                     9/15/01
                                          ========        =====

              The number of shares exercisable at February 28, 1999 and November 30, 1999 (unaudited) are 100,000 shares, respectively.

   (Amounts and disclosures as of November 30, 1999 and subsequent thereto and for the nine months ended November 30, 1998 and 1999 are unaudited)


No compensation cost was charged to operations for the year ended February 28, 1999 in connection with the issuance of stock options. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123 using the Black-Scholes option-pricing model, the net loss would have been substantially the same for the years ended February 28, 1998 and 1999.

b. Warrants:


During the year ended February 28, 1998, the Company granted warrants to purchase 397,250 shares of stock at a weighted average warrant price of $1.40 per share. 82,250 of these warrants expire April 22, 2000, while the remaining 315,000 warrants expire December 31, 2004. The warrants were granted as follows:
(a) warrants to purchase 300,000 shares at $l.25 per share were granted to Norwood Venture Corp. ("Norwood") simultaneous with the issuance of the note payable to Norwood during the year ended February 28, 1998. (See Note 5).
An additional 100,000 warrants will be issued to Norwood upon Norwood's subordination of its lien on the Company's assets and an additional 100,000 warrants will be issued to Norwood in the event of a sale of all the Company's assets prior to January 1, 2003 at a contractually determinable price. The $128,000 estimated fair value of the warrants issued to Norwood was accounted for as an increase in additional paid-in-capital and as a discount to the note payable pursuant to the provisions of APB 14. During 2004, Norwood has the right to sell these warrants plus any warrant shares back to the Company at a contractually determinable price; (b) warrants to purchase 82,250 shares at $2.00 per share were issued in connection with common stock issuances, and
(c) warrants to purchase 15,000 shares at $1.25 per share were issued as compensation for services.


During the period ended November 30, 1999 (unaudited), the Company issued 730,000 warrants to Noga Electro-Mechanical Industries, (1986), Ltd., an affiliate of shareholders of the Company, in exchange for its guarantee of loans made by Bank Haopoalim (see Note 5). The value of the warrants was determined by estimating the reduction in debt service cost resulting from the guarantee. The value of $39,000 is reflected in the financial statements as an increase in additional paid-in capital and a bank loan discount. The Company, at its option, may force the exercise of a sufficient number of warrants, at $1.25 per share, to repay the lines of credit as they come due.

   (Amounts and disclosures as of November 30, 1999 and subsequent thereto and for the nine months ended November 30, 1998 and 1999 are unaudited)


A summary of stock warrant activity is as follows:

                                                    Weighted Average
                                           Number     Warrant Price              Expiration
                                         of Shares     Per Share               Date of Warrant
                                         ---------    ------------             ---------------
Outstanding February 28, 1997               312,500      $0.21                      10/31/97
Granted                                     397,250      $1.40                  4/22/00-12/31/04
Expired                                     100,000      $0.21
Exercised                                   212,500      $0.21
                                          ----------
Outstanding, February 28, 1998              397,250      $1.40                  4/22/00-12/31/04
Granted                                       -0-        $ --
Expired                                       -0-        $ --
Exercised                                     -0-        $ --
                                          ----------
Outstanding February 28, 1999               397,250      $1.40                  4/22/00-12/31/04
                                                         =====
Granted                                     730,000      $1.25                      12/31/01
Expired                                       -0-
Exercised                                     -0-         -0-
                                          ----------     -----
Outstanding, November 30, 1999
  (unaudited)                             1,127,250      $1.30                  4/22/00-12/31/04
                                          ===========    =====


397,250 shares are exercisable at February 28, 1998 and 1999 and 1,127,250 are exercisable at November 30, 1999.

   (Amounts and disclosures as of November 30, 1999 and subsequent thereto and for the nine months ended November 30, 1998 and 1999 are unaudited)

12. RELATED PARTY TRANSACTIONS:

    The Company owns 47 1/2% of the outstanding common stock of QLC Israel Ltd. ("QLC"), an Israeli corporation formed in August 1998. The following is a summary of transactions and balances with QLC and other related parties:


                                      February  28,             November 30,
                                   ---------------------    --------------------
                                   1998          1999         1998       1999
                                  --------     ---------    --------    --------
                                                              (Unaudited)
QLC:
   Sales to                         -0-         $175,708    $109,383    $150,898
                                                ========    ========    ========
   Royalty income from              -0-         $ 29,167    $ 16,667    $ 26,835
                                                ========    ========    ========
   Accounts receivable from         -0-         $ 64,759    $201,742    $155,886
                                                ========    ========    ========
   Note receivable from             -0-         $ 24,982    $ 50,000    $ 50,000
                                                ========    ========    ========
   Deferred income from             -0-         $ 20,833    $ 33,333        $-0-
                                                ========    ========    ========
   Investment in                                            $  3,000    $  4,301
                                                            ========    ========
   Accrued interest from                        $  3,500                $  8,000
                                                ========                ========

   Royalty receivable from                                              $  6,000
                                                                        ========
Note payable stockholder
   (See Note 4)                   $660,000      $660,000    $660,000    $660,000
                                  ========      ========    ========    ========
Non interest bearing
advance from
officer (see Note 5)                                                    $ 50,000
                                                                        ========



The note receivable is due in full on July 31, 2000 and bears interest at 12% per annum. Interest earned was $3,500 for the year ended February 28, 1999 and $ -0- and $4,500 for the nine month periods ended November 30, 1998 and November 30, 1999, respectively (unaudited). The face amount of the note, $50,000, has been reduced for the Company's share of the investee's loss at February 28, 1999. At November 30, 1999, the original amount of the note has been restored by the Company's share of the investee's income.

The Company's equity in the loss of QLC was $28,018 for the year ended February 28, 1999. The loss was recorded by a reduction of the Company's investment of $3,000 and the balance of $25,018 was applied against the note receivable.

The Company's equity in the income (loss) of QLC was $(22,414) and $29,319 for the nine month periods ended November 30, 1998 and 1999. The income was recorded by first restoring the carrying amount of the note receivable and the balance added to the investment in QLC.

In addition, the Company has licensed the use of its developed technology to QLC. Under the terms of the agreement, QLC will pay royalties of $50,000 for the first year and 5% of sales thereafter. The Company recognized royalty income of $ -0- and $29,167 for the years ended February 28, 1998 and 1999 and $16,667 and $26,835 for periods ending November 30, 1998 and 1999, respectively.

   (Amounts and disclosures as of November 30, 1999 and subsequent thereto and for the nine months ended November 30, 1998 and 1999 are unaudited)


13. SEGMENT INFORMATION:

    The Company regards its business as operating within a single segment.

    Revenues by geographic location are as follows:

                                For the Years Ended         Nine Months Ended
                                   February  28,              November 30,
                             ------------------------  --------------------------
                               1998          1999         1998            1999
                            ----------    ----------    ----------    -----------
                                                                (Unaudited)
United States               $2,227,237    $2,880,361    $2,080,748    $2,244,345
Israel                         126,928       289,719       223,394       150,898
Canada                         157,927       206,602       171,804        36,228
Dominican Republic              19,711        26,252        26,252        12,448
Costa Rica                                                               218,683
Various                        103,332        20,327        20,327        16,193
                            ----------    ----------    ----------    ----------
                            $2,635,135    $3,423,261    $2,522,525    $2,678,795
                            ==========    ==========    ==========    ==========

    There were no major customers (exceeding 10% of total revenues) for any of the periods presented.

14. SUBSEQUENT EVENTS:

    In December 1999, the Company issued 75,000 warrants to a shareholder in connection with his agreement to amend a loan agreement (see Note 4). The warrants are exercisable at prices ranging from $1.75 to $3.25 per share and expire on December 31, 2004.

    In February 2000, the Company borrowed an additional $390,000 from Bank Hapoalim under a letter of credit agreement; the loan is due and payable on November 1, 2000. 680,000 warrants will be issued to an affiliate of shareholders of the Company in exchange for its loan guarantee. The warrants are exercisable at $1.25 if called by the Company and $1.75 if exercised at the shareholder's option. The warrants expire December 31, 2001.

                                    PART III


Item 1. Index to Exhibits.

Exhibit No   Description
        3.1   Certificate of Incorporation of Quadlogic Controls Corporation,
              dated March 11, 1982, as amended.

        3.2   By-Laws of Quadlogic Controls Corporation, as amended

       10.1   Memorandum of Understanding with Itzhak Goldenberg regarding Bank
              Hapoalim guarantee

       10.2   Term Sheet for Agreement between Noga Electrotechnica Ltd. and
              Quadlogic Controls Group dated June 10, 1998

       10.3 Agreement with Marc Segan dated May 10, 1999 re: Promissory Note dated as of February 20, 1996.


                                      III-1

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Quadlogic Controls Corporation
                                           ----------------------------------
                                                    (Registrant)

Date  3/14/00                              By /s/ Peter Fagan
    --------------                            -------------------------------
                                              Chief Operating Officer
                                                                   (Signature)*


* Print the name and title of each signing officer under his or her signature.


                                     III-2

ITem 2. Description of Exhibits


  Exhibit No.                       Description
        3.1   Certificate of Incorporation of Quadlogic Controls Corporation,
              dated March 11, 1982, as amended.

        3.2   By-Laws of Quadlogic Controls Corporation, as amended

       10.1   Memorandum of Understanding with Itzhak Goldenberg regarding
              Bank Hapoalim guarantee

       10.2   Term Sheet for Agreement between Noga Electrotechnica Ltd. and
              Quadlogic Controls Group dated June 10, 1998

       10.3 Agreement with Marc Segan dated May 10, 1999 re: Promissory Note dated as of February 20, 1996.



                                     III-3


                           STATEMENT OF DIFFERENCES
                           -------------------------

The trademark symbol shall be expressed as ........................... 'TM'
The registered trademark symbol shall be expressed as ................  'r'